Free translation from the original prepared in Spanish for publication in Argentina

UNAUDITED CONSOLIDATED CONDENSED INTERIM FINANCIAL STATEMENTS

AS OF SEPTEMBER 30, 2026

AND FOR THE NINE AND THREE-MONTH PERIODS THEN ENDED

PRESENTED ON COMPARATIVE BASIS

(In millions of Argentine Pesos (“$”))

www.pwc.com.ar Price Waterhouse & Co. S.R.L. Bouchard 557, 8th floor, C1106ABG Autonomous City of Buenos Aires, Argentina, T: +(54.11) 4850.0000 Report on review of interim financial information To the Shareholders, President and Directors of Pampa Energía S.A. Introduction We have reviewed the accompanying condensed consolidated interim statement of financial position of Pampa Energía S.A. and its subsidiaries (the ‘Group’) as at September 30, 2026 and the related condensed consolidated interim and statements of comprehensive income for the nine-month and three-month periods then ended, and condensed consolidated statements of changes in equity and cash flows for the nine-month period then ended and selected explanatory notes. Responsibilities of the Board of Directors The board of Directors of Pampa Energía S.A. is responsible for the preparation and presentation of this condensed consolidated interim financial information in accordance with IFRS Accounting Standards and is therefore responsible for the preparation and presentation of the condensed interim financial statements mentioned in the first paragraph, in accordance with International Accounting Standard 34 (IAS 34). Scope of review We conducted our review in accordance with International Standard on Review Engagements 2410, 'Review of interim financial information performed by the independent auditor of the entity'. A review of interim financial information consists of making inquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with International Standards on Auditing and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion. Conclusion Based on our review, nothing has come to our attention that causes us to believe that the accompanying condensed consolidated interim financial information is not prepared, in all material respects, in accordance with IAS 34. Autonomous City of Buenos Aires, November 2, 2026. PRICE WATERHOUSE & CO. S.R.L. (Partner) C.P.C.E.C.A.B.A. Tº 1 Fº 17 Juan Manuel Gallego Tinto Contador Público (U.N.C.) C.P.C.E.C.A.B.A. Tº 413 Fº 001

Free translation from the original prepared in Spanish for publication in Argentina

GLOSSARY OF TERMS

The following are not technical definitions, but they are helpful for the reader’s understanding of some terms used in the notes to the Unaudited Consolidated Condensed Interim Financial Statements of the Company.

Terms	Definitions
ADR	American Depositary Receipt
BCBA	Buenos Aires Stock Exchange
BCRA	Argentina´s Central Bank
BNA	Banco de la Nación Argentina
BBL	Barrel
BO	Official Gazette
CAMMESA	Compañía Administradora del Mercado Eléctrico Mayorista S.A.
CB	Corporate Bonds
CC	Combined Cycle
CIESA	Compañía de Inversiones de Energía S.A.
CITELEC	Compañía Inversora en Transmisión Eléctrica Citelec S.A.
CNV	National Securities Commission of Argentina
CPB	Piedra Buena thermal power plant
CPI	Consumer price index
CSJN	Argentina’s Supreme Court of Justice
CTB	CT Barragán S.A.
CTEB	Ensenada Barragán thermal power plant
CTG	Güemes thermal power plant
CTGEBA	Genelba thermal power plant
CTIW	Ingeniero White thermal power plant
CTLL	Loma la Lata thermal power plant
CTPP	Parque Pilar thermal power plant
EISA	Energía e Inversiones S.A.
ENARGAS	National Regulatory Authority of Gas
ENARSA	Energía Argentina S.A.
ENRE	National Regulatory Authority of Electricity
ENReGE	National Regulatory Authority of Gas and Electricity (formerly ENARGAS and ENRE)
FEPASAU	Fértil Pampa S.A.U.
FRA	Adjusted Rent Factor
FTR	Five-Year Tariff Review
GASA	Generación Argentina S.A.
GBA	Greater Buenos Aires

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GLOSSARY OF TERMS: (Continuation)

Terms	Definitions
GUDI	Distributors’ large users
HIDISA	Hidroeléctrica Diamante S.A.
HINISA	Hidroeléctrica Los Nihuiles S.A.
HPPL	Hidroeléctrica Pichi Picún Leufú
IAS	International Accounting Standards
IASB	International Accounting Standards Board
IFRS	International Financial Reporting Standards
INDEC	National Institute of Statistics and Censuses
IPIM	Wholesale Domestic Price Index
LNG	Liquefied Natural Gas
Loma Negra	Loma Negra Compañía Industrial Argentina S.A.
m3	Cubic meters
MAT	WEM’s Forward Market
MECON	Ministry of Economy of Argentina
MEyM	Ministry of Energy and Mining
MLC	Foreign Exchange Market
MW	Megawatt
MWh	Megawatt/hour
NYSE	New York Stock Exchange
OCP	Oleoductos de Crudos Pesados Ltd
Oldelval	Oleoductos del Valle S.A.
OPGSA	Operaciones de Petróleo y Gas S.A. (formerly Autotrol Renovables S.A.)
PB18	Pampa Bloque 18 S.A.S.
PEB	Pampa Energía Bolivia S.A.
PECSA	Pampa Energía Chile S.p.A.
PEN	Federal Executive Branch
PEPE II	Pampa Energía II Wind Farm
PEPE III	Pampa Energía III Wind Farm
PEPE IV	Pampa Energía IV Wind Farm
PEPE VI	Pampa Energía VI Wind Farm
PESOSA	Pampa Energía Soluciones S.A.
PGSM	Complejo Puerto General San Martín
PISA	Pampa Inversiones S.A.
POSA	Petrobras Operaciones S.A.

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GLOSSARY OF TERMS: (Continuation)

Terms	Definitions
RDA	Rincón de Aranda
RIGI	Incentive Regime for Large Investments
SACDE	Sociedad Argentina de Construcción y Desarrollo Estratégico S.A.
SE	Secretary of Energy
SESA	Southern Energy S.A.
SMP	San Matías Pipeline S.A.
SPV	Special Purpose Vehicle
TGS	Transportadora de Gas del Sur S.A.
TJSM	Termoeléctrica José de San Martín S.A.
TMB	Termoeléctrica Manuel Belgrano S.A.
The Company / Pampa	Pampa Energía S.A.
The Group	Pampa Energía S.A. and its subsidiaries
Tn/d	Tons per day
Tn/y	Tons per year
Transba	Empresa de Transporte de Energía Eléctrica por Distribución Troncal de la Provincia de Buenos Aires Transba S.A.
Transener	Compañía de Transporte de Energía Eléctrica en Alta Tensión Transener S.A.
US$	U.S. dollar
VAR	Vientos de Arauco Renovables S.A.U.
VMOS	VMOS S.A.
WEM	Wholesale Electricity Market
$	Argentine Pesos

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UNAUDITED CONSOLIDATED CONDENSED INTERIM STATEMENT OF
COMPREHENSIVE INCOME

For the nine and three-month periods ended September 30, 2026, presented on comparative basis.

(In millions of Argentine Pesos (“$”))

		Nine-month		Three-month
	Note	09.30.2026	09.30.2025	09.30.2026	09.30.2025

Revenue	8	3,062,922	1,805,519	1,189,011	796,635
Cost of sales	9	(2,050,997)	(1,214,020)	(808,794)	(513,313)
Gross profit		1,011,925	591,499	380,217	283,322

Selling expenses	10.1	(127,049)	(83,758)	(48,123)	(35,913)
Administrative expenses	10.2	(206,472)	(157,003)	(77,580)	(63,302)
Exploration expenses	10.3	(493)	(362)	(133)	(137)
Other operating income	10.4	70,433	103,420	30,546	43,239
Other operating expenses	10.4	(119,484)	(73,410)	(68,390)	(28,651)
Impairment of property, plant and equipment, intangible assets and inventories		(1,181)	(10,298)	631	(9,522)
Recovery of impairment (Impairment) of financial assets		4,300	(6,067)	1,086	(3,559)
Share of profit from associates and joint ventures	5.1.2	287,123	133,104	70,386	41,757
Operating income		919,102	497,125	288,640	227,234

Financial income	10.5	19,136	47,525	8,433	8,781
Financial costs	10.5	(203,110)	(180,417)	(80,240)	(68,958)
Other financial results	10.5	30,873	163,491	484	25,381
Financial results, net		(153,101)	30,599	(71,323)	(34,796)
Profit before income tax		766,001	527,724	217,317	192,438
Income tax	10.6	(28,309)	(267,280)	(30,011)	(152,155)
Profit of the period		737,692	260,444	187,306	40,283

Other comprehensive income
Items that will not be reclassified to profit or loss
Exchange differences on translation		395,400	1,141,248	177,767	564,751
Items that may be reclassified to profit or loss
Derivatives (1)		(300,522)	23,857	(159,524)	(2,786)
Income tax		105,183	(8,350)	55,834	975
Exchange differences on translation		83,650	(44,746)	17,766	(40,952)
Other comprehensive income of the period		283,711	1,112,009	91,843	521,988
Total comprehensive income of the period		1,021,403	1,372,453	279,149	562,271

(1)	See Note 12.7.

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UNAUDITED CONSOLIDATED CONDENSED INTERIM

STATEMENT OF COMPREHENSIVE INCOME (Continuation)

For the nine and three-month periods ended September 30, 2026, presented on comparative basis.

(In millions of Argentine Pesos (“$”))

		Nine-month		Three-month
	Note	09.30.2026	09.30.2025	09.30.2026	09.30.2025
Total profit (loss) of the period attributable to:

Owners of the company		731,349	260,777	186,605	40,207
Non-controlling interest		6,343	(333)	701	76
		737,692	260,444	187,306	40,283

Total comprehensive income of the period attributable to:

Owners of the Company		1,014,064	1,369,724	278,011	560,719
Non-controlling interest		7,339	2,729	1,138	1,552
		1,021,403	1,372,453	279,149	562,271

Earnings per share attributable to equity holders of the Company:

Total basic and diluted earning per share	13.2	542.54	191.75	139.26	29.56

The accompanying notes are an integral part of these Unaudited Consolidated Condensed Interim Financial Statements.

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 UNAUDITED CONSOLIDATED CONDENSED INTERIM STATEMENT
OF FINANCIAL POSITION

As of September 30, 2026, presented on comparative basis.

(In millions of Argentine Pesos (“$”))

	Note	09.30.2026	12.31.2025
ASSETS
NON-CURRENT ASSETS
Property, plant and equipment	11.1	5,860,280	4,805,587
Intangible assets	11.2	133,923	130,376
Right-of-use assets		26,543	51,992
Deferred tax asset	11.3	355,636	62,442
Investments in associates and joint ventures	5.1.2	2,136,424	1,541,388
Financial assets at fair value through profit and loss	12.1	51,360	48,275
Other assets		393	467
Trade and other receivables	12.2	128,127	63,031
Total non-current assets		8,692,686	6,703,558

CURRENT ASSETS
Inventories	11.4	407,639	335,514
Financial assets at fair value through profit and loss	12.1	762,777	533,116
Derivatives		-	75,562
Trade and other receivables	12.2	1,653,221	893,726
Cash and cash equivalents	12.3	807,435	1,054,459
Total current assets		3,631,072	2,892,377
Total assets		12,323,758	9,595,935

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UNAUDITED CONSOLIDATED CONDENSED INTERIM STATEMENT

OF FINANCIAL POSITION (Continuation)

As of September 30, 2026, presented on comparative basis.

(In millions of Argentine Pesos (“$”))

	Note	09.30.2026	12.31.2025
SHAREHOLDERS´ EQUITY
Share capital	13.1	1,340	1,360
Share capital adjustment		7,024	7,126
Share premium		21,732	19,950
Treasury shares	13.1	4	4
Treasury shares adjustment		19	21
Treasury shares cost		(191)	(67,788)
Legal reserve		68,523	65,723
Voluntary reserve		4,104,941	3,489,126
Other reserves		2,111	3,497
Other comprehensive income		1,121,914	1,201,897
Retained earnings		919,510	511,531
Equity attributable to owners of the company		6,246,927	5,232,447
Non-controlling interest		19,675	12,336
Total equity		6,266,602	5,244,783

LIABILITIES
NON-CURRENT LIABILITIES
Provisions	11.5	114,644	145,551
Income tax and minimum notional income tax provision	11.6	42,412	38,534
Deferred tax liability	11.3	70,579	81,493
Tax liabilities	11.7	293,912	309,156
Defined benefit plans		44,189	38,417
Borrowings	12.4	4,083,939	2,683,747
Trade and other payables	12.5	102,910	124,931
Total non-current liabilities		4,752,585	3,421,829

CURRENT LIABILITIES
Provisions	11.5	16,338	18,552
Income tax liability	11.6	236,859	120,939
Tax liabilities	11.7	151,723	81,473
Defined benefit plans		8,226	9,279
Salaries and social security payable		66,885	52,327
Derivatives		252,764	-
Borrowings	12.4	112,730	69,942
Trade and other payables	12.5	459,046	576,811
Total current liabilities		1,304,571	929,323
Total liabilities		6,057,156	4,351,152
Total liabilities and equity		12,323,758	9,595,935

The accompanying notes are an integral part of these Unaudited Consolidated Condensed Interim Financial Statements.

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UNAUDITED CONSOLIDATED CONDENSED INTERIM STATEMENT OF CHANGES IN EQUITY

For the nine -month period ended September 30, 2026, presented on comparative basis.

(In millions of Argentine Pesos (“$”))

	Equity holders of the company						Retained earnings
	Share capital	Share capital adjustment	Share premium	Treasury shares	Treasury shares adjustment	Treasury shares cost	Legal reserve	Voluntary reserve	Other reserves	Other comprehensive income (loss)	Unappropriated retained earnings	Equity attributable to owners	Non-controlling interest	Total equity
Balance as of December 31, 2024	1,360	7,126	19,950	4	21	(211)	46,616	1,708,688	2,475	839,025	766,073	3,391,127	9,167	3,400,294
Voluntary reserve constitution	-	-	-	-	-	-	-	766,073	-	-	(766,073)	-	-	-
Treasury shares acquisition	-	-	-	-	-	(23,302)	-	-	-	-	-	(23,302)	-	(23,302)
Stock compensation plans	-	-	-	-	-	-	-	-	(646)	-	-	(646)	-	(646)
Profit (Loss) for the nine-month period	-	-	-	-	-	-	-	-	-	-	260,777	260,777	(333)	260,444
Other comprehensive income for the nine-month period	-	-	-	-	-	-	15,719	834,513	-	268,866	(10,151)	1,108,947	3,062	1,112,009
Balance as of September 30, 2025	1,360	7,126	19,950	4	21	(23,513)	62,335	3,309,274	1,829	1,107,891	250,626	4,736,903	11,896	4,748,799
Treasury shares acquisition	-	-	-	-	-	(44,275)	-	-	-	-	-	(44,275)	-	(44,275)
Stock compensation plans	-	-	-	-	-	-	-	-	1,668	-	-	1,668	-	1,668
Dividends distribution	-	-	-	-	-	-	-	-	-	-	-	-	(1,884)	(1,884)
Profit for the complementary three-month period	-	-	-	-	-	-	-	-	-	-	235,012	235,012	1,736	236,748
Other comprehensive income for the complementary three-month period	-	-	-	-	-	-	3,388	179,852	-	94,006	25,893	303,139	588	303,727
Balance as of December 31, 2025	1,360	7,126	19,950	4	21	(67,788)	65,723	3,489,126	3,497	1,201,897	511,531	5,232,447	12,336	5,244,783
Voluntary reserve constitution	-	-	-	-	-	-	-	511,531	-	-	(511,531)	-	-	-
Treasury shares acquisition	(20)	(104)	-	20	104	-	-	-	-	-	-	-	-	-
Capital reduction	-	-	-	(20)	(104)	67,577	-	(67,453)	-	-	-	-	-	-
Stock compensation plans	-	2	1,782	-	(2)	20	-	-	(1,386)	-	-	416	-	416
Profit for the nine-month period	-	-	-	-	-	-	-	-	-	-	731,349	731,349	6,343	737,692
Other comprehensive income for the nine-month period	-	-	-	-	-	-	2,800	171,737	-	(79,983)	188,161	282,715	996	283,711
Balance as of September 30, 2026	1,340	7,024	21,732	4	19	(191)	68,523	4,104,941	2,111	1,121,914	919,510	6,246,927	19,675	6,266,602

The accompanying notes are an integral part of these Unaudited Consolidated Condensed Interim Financial Statements.

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UNAUDITED CONSOLIDATED CONDENSED INTERIM STATEMENT OF CASH FLOWS

For the nine-month period ended September 30, 2026, presented on comparative basis.

(In millions of Argentine Pesos (“$”))

	Note	09.30.2026	09.30.2025
Cash flows from operating activities:
Profit of the period		737,692	260,444
Adjustments to reconcile net profit to cash flows from operating activities	14.1	542,772	490,809
Changes in operating assets and liabilities	14.2	(1,072,280)	(156,864)
Net cash generated by operating activities		208,184	594,389

Cash flows from investing activities:
Payment for property, plant and equipment acquisitions		(1,519,436)	(858,567)
Collection for sales of public securities and shares, net		128,140	416,990
(Subscription) Recovery of mutual funds, net		(152,371)	16,691
Capital integration in companies		(79,797)	(44,726)
Collection for equity interests in companies sales		-	630
Collection for intangible assets sales		-	10,571
Dividends collection		70,196	35,265
Collection for equity interests in areas sales		13,028	2,410
Payment of loans		-	(13)
Net cash used in investing activities		(1,540,240)	(420,749)

Cash flows from financing activities:
Proceeds from borrowings	12.4	1,224,838	665,797
Payment of borrowings		(44,190)	(142,971)
Payment of borrowings interests	12.4	(129,358)	(141,214)
Repurchase and redemption of corporate bonds	12.4	(2,832)	(806,076)
Payment for treasury shares acquisition		-	(23,302)
Payments of leases		(24,443)	(14,222)
Net cash generated by (used in) financing activities		1,024,015	(461,988)

Decrease in cash and cash equivalents		(308,041)	(288,348)

Cash and cash equivalents at the beginning of the year	12.3	1,054,459	761,231
Exchange and conversion difference generated by cash and cash equivalents		61,017	94,843
Decrease in cash and cash equivalents		(308,041)	(288,348)
Cash and cash equivalents at the end of the period	12.3	807,435	567,726

The accompanying notes are an integral part of these Unaudited Consolidated Condensed Interim Financial Statements.

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NOTES TO THE UNAUDITED CONSOLIDATED CONDENSED INTERIM FINANCIAL STATEMENTS
For the nine-month period ended September 30, 2026, presented on comparative basis.
(In millions of Argentine Pesos (“$”))

NOTE 1: GENERAL INFORMATION

1.1 General information of the Company

The Company is an Argentine company, which participates in the energy sector, mainly in the production of oil and gas and power generation.

In the oil and gas segment, the Company develops an important activity in gas and oil exploration and production, reaching a production level in the nine-month period ended September 30, 2026 of 13.7 million m3/day of natural gas and 21.7 thousand bbl/day of oil in 9 productive areas and 2 exploratory areas in Argentina. Its main production blocks are located in the Province of Neuquén. Additionally, the Company participates in SESA, an entity dedicated to natural gas liquefaction.

In the generation segment, the Company, directly and through its subsidiaries and joint ventures, has a 5,207 MW installed capacity as of September 30, 2026, which represents approximately 12% of Argentina’s installed capacity, and being one of the largest independent generators in the country.

In the petrochemicals segment, as of September 30, 2026, the Company operates 2 high-complexity plants in Argentina producing styrene and polystyrene, with a share ranging between 90% and 99%, in the domestic market (see synthetic rubber production closure in Note 21).

Through the holding, transportation and others segment, the Company participates in the electricity transmission and gas transportation businesses. In the transmission business, the Company jointly controls Citelec, which has a controlling interest in Transener, a company engaged in the operation and maintenance of a 22,454 km high-voltage electricity transmission network in Argentina with an 86% market share of Argentina’s high-voltage transmission lines. In the gas transportation business, the Company jointly controls CIESA, which has a controlling interest in TGS, a company holding a concession for the transportation of natural gas with 9,248 km of gas pipelines in the center, west and south of Argentina, and which is also engaged in the processing and sale of natural gas liquids through the Cerri Complex, located in Bahía Blanca, in the Province of Buenos Aires, in addition to shale gas transportation and conditioning at Vaca Muerta. Additionally, the Company participates in VMOS, an entity that will operate an oil pipeline connecting Vaca Muerta with an offshore export port, and in SMP, a company that will be responsible for the construction and operation of the dedicated gas pipeline that will connect the Neuquina Basin with the San Matías Gulf to supply SESA. Finally, the segment includes advisory services provided to related companies.

Finally, the Company will develop the project for the construction and operation of a granulated urea production complex in Bahía Blanca, representing its entry into the fertilizer business (see Note 18).

1.2 Economic context in which the Company operates

The Company operates in an economic context which main variables are experiencing volatility as a result of political and economic events both in the domestic and international spheres.

During 2026, the Argentine economy continued undergoing a stabilization process and recorded a 23.6% cumulative inflation as of September 2026, considering the CPI published by INDEC.

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NOTES TO THE UNAUDITED CONSOLIDATED CONDENSED INTERIM FINANCIAL STATEMENTS (Continuation)
For the nine-month period ended September 30, 2026, presented on comparative basis.
(In millions of Argentine Pesos (“$”))

NOTE 1: (Continuation)

In the international sphere, during 2026 geopolitical tensions persisted in the Middle East as a result of the military conflict in the region, affecting the international energy market. Attacks on energy infrastructure and crude oil transportation routes, together with restrictions on maritime transit, particularly in the strait of Hormuz, led to constraints on crude oil production, supply and exports, as well as to higher logistics costs, which drove the Brent crude price volatility in the international market.

In this context, the Brent crude price experienced significant volatility in 2026, rising from around US$ 60/bbl at the beginning of the year to over US$ 100/bbl in late March, easing to approximately US$ 70/bbl by late June and again exceeding US$ 100/bbl by late September.

The outlook for the Argentine and international economy remains subject to a high degree of uncertainty as to the evolution of economic activity, the course of the geopolitical conflict and its potential effect on the energy market.

The context of volatility and uncertainty persists as of the date of issuance of these Consolidated Condensed Interim Financial Statements, and it is not possible to foresee the evolution of the macroeconomic and financial situation in Argentina or the international context, or what new measures might be announced.

The Company’s Management permanently monitors the evolution of the variables affecting its business to define its course of action and identify potential impacts on its assets and financial position.

The Company’s Consolidated Condensed Interim Financial Statements should be read in light of these circumstances.

NOTE 2: REGULATORY FRAMEWORK

The main regulations applicable to the Company’s activities, identified during 2026, are detailed below. It is worth highlighting that this is not an exhaustive list of all regulations the Company is subject to.

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NOTES TO THE UNAUDITED CONSOLIDATED CONDENSED INTERIM FINANCIAL STATEMENTS (Continuation)
For the nine-month period ended September 30, 2026, presented on comparative basis.
(In millions of Argentine Pesos (“$”))

NOTE 2: (Continuation)

2.1	Oil and Gas
2.1.1	Export of liquid hydrocarbons and their derivatives

On July 20, 2026, SE Resolution No. 166/26 created the Export Operations Registry, in which all export notifications, objections and free export certificates for hydrocarbons and their derivatives must be recorded, and approved the Export Procedure for Liquid Hydrocarbons and their Derivatives, repealing the regime established by MEyM Resolution No. 241/17.

2.1.2	Natural Gas Export

For the Neuquina Basin, the SE assigned an export quota of 5.7 million m³/day and 7.9 million m³/day for the 2027 and 2028 summer periods (January–April and October–December), respectively, and a quota of 5 million m³/day and 5.8 million m³/day for the 2027 and 2028 winter periods (May–September), respectively. In both periods, the minimum price is equal to the average awarded price under all GasAr Plan rounds for the basin multiplied by the applicable seasonal adjustment factor.

The Company was assigned the following volumes:

-	565,307 m³/day for the January–April 2027 and October–December 2027 periods.
-	495,883 m³/day for the May–September 2027 period.
-	783,495 m³/day for the January–April 2028 and October–December 2028 periods.
-	575,224 m³/day for the May–September 2028 period.
2.1.3	Assignment of gas contracts with ENARSA

SE Resolution No. 224/26 extended, through December 31, 2026, the deadline set forth in SE Resolution No. 54/26 for producers opting to accept the assignment of their contracts with ENARSA to distributors and CAMMESA to submit the relevant notice to the SE. Distributors are required to opt in within the same term. In turn, ENARGAS will oversee the assignment and volume allocation process through a procedure to be determined jointly with ENARSA.

2.1.4	Compensation for natural gas consumption subsidies

ENARGAS Resolution No. 101/26 repealed ENARGAS Resolution No. 125/25 and approved a new reporting procedure related to the Focused Energy Subsidies (SEF) regime created by Executive Order No. 943/25 under the unification of national energy subsidies and the elimination of income-level segmentation, to be replaced by a user allocation scheme distinguishing between subsidized and non-subsidized users.

However, ENARGAS Resolution No. 101/26 preserves the criterion whereby subsidy compensations are received by natural gas producers and applied as a deduction in billings to distributors.

Within the framework of the new SEF regime, PEN Executive Order No. 26/26 provides that the price awarded to each producer participating in the GasAr Plan may be above, below or in line with the Uniform Annual Price (“PAU”), depending on the time of year and taking into account the applicable seasonal adjustment factor.

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NOTES TO THE UNAUDITED CONSOLIDATED CONDENSED INTERIM FINANCIAL STATEMENTS (Continuation)
For the nine-month period ended September 30, 2026, presented on comparative basis.
(In millions of Argentine Pesos (“$”))

In the months in which the PAU is higher than the GasAr Plan price, the difference will be recorded as a credit balance, which will be applied to offset the months in which the opposite situation occurs. This mechanism will under no circumstances affect the price receivable by producers under the GasAr Plan. Along the same line, SE Resolution No. 23/26 establishes the PAU to be passed on to end users under the natural gas supply agreements entered into under the GasAr Plan.

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NOTES TO THE UNAUDITED CONSOLIDATED CONDENSED INTERIM FINANCIAL STATEMENTS (Continuation)
For the nine-month period ended September 30, 2026, presented on comparative basis.
(In millions of Argentine Pesos (“$”))

NOTE 2: (Continuation)

2.2	Generation
2.2.1	Emergency in the National Energy Sector

PEN Executive Order No. 585/26, dated July 11, 2026, extended until December 31, 2027 the National Energy Sector emergency declared by Executive Order No. 55/23 with respect to the electricity generation, transmission and distribution segments under federal jurisdiction, maintaining its original scope.

2.2.2	SE Resolution No. 293/26

On October 21, 2026, SE Resolution No. 293/26 amended SE Resolution No. 400/25 with respect to the percentages, relative to the reference value, within which generators managing their own fuel supply may declare their variable production cost (“CVP”), as well as the limits on energy sales by existing generators.

Regarding the CVP declaration, in 2026, generators maintain a percentage to be declared ranging from a minimum of 75% of the CVP to a maximum of 25% above the CVP; in 2027, these percentages will be reduced to 50% and 17.5%, respectively, and in 2028, to 25% and 10%, respectively. When the fuel used is GN Acuerdo (natural gas under the Gas Agreement modality), the maximum additional percentage above the CVP will be 0%.

As for sales in the MAT Energy, thermal and hydroelectric existing generators may freely contract with any demand segment starting in 2029, one year earlier than originally provided. In addition, the resolution raises the 20% cap on sales to large users to 60% for the April 2027–March 2028 period and to 80% for the April 2028–December 2028 period; finally, it provides that sales to distributors for GUDI will be subject to the above-mentioned limits only for thermal generators.

Furthermore, a simplified regime for monthly entry into the WEM and recategorization of large users, was established.

2.2.3	Energy Plus Contracts

As from March 2026, the Company no longer markets capacity and energy under Energy Plus contracts.

2.2.4	Remuneration for assigned generation

SE Resolutions No. 34/26 and No. 281/26 updated the remuneration values for assigned generation, providing for 2% and 11% increases applicable as from the January and October 2026 economic transactions, respectively. The spot price to value royalties and short-term reserve services in the WEM was set at $ 14,669/MWh and $ 16,283/MWh, respectively.

2.2.5	LNG purchase auctions

During the second quarter of 2026, the Electronic Gas Market (“MEGSA”) organized auctions in which ENARSA offered LNG volumes on a firm basis to distributors, industrial users, generators and traders.

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NOTES TO THE UNAUDITED CONSOLIDATED CONDENSED INTERIM FINANCIAL STATEMENTS (Continuation)
For the nine-month period ended September 30, 2026, presented on comparative basis.
(In millions of Argentine Pesos (“$”))

NOTE 2: (Continuation)

For the June 1-August 5, 2026 and August 6-August 31, 2026 periods, Pampa was awarded a 74.5 million m³ and a 39.5 million m³ volume, respectively, for CTGEBA’s consumption. In turn, CTB was awarded for the same periods a 51.6 million m³ and a 34.4 million m³ volume, respectively, for CTEB’s consumption.

2.2.6	Extra-Trend Demand Regime

On September 25, 2026, SE Resolution No. 264/26 amended Section 13 of SE Resolution No. 400/25 and regulated the regime applicable to Extra-Trend Demands (“XDEM”). This regime applies to new demands or expansions representing a capacity increase equal to or greater than 0.5% of the WEM’s average demand over the last 12 rolling months as of the application filing date. Two categories of Extra-Trend Demands are defined: i) XDEM Production, for any type of consumption, and ii) XDEM Data, which expressly covers data centers and artificial intelligence infrastructure.

XDEM must submit a special supply plan, in the form of a sworn statement, with a five-year rolling horizon, detailing the expected demand applicable to contracting and the backup mechanisms. In addition, they must evidence, on a monthly basis, contractual coverage through new eligible XDEM supply equivalent to at least 80% of the energy actually demanded during the month, and have firm capacity backup equivalent to 100% of their maximum demand for XDEM Production and 115% for XDEM Data.

It is worth highlighting that, as a result of the Company’s participation in the firm transportation capacity expansion, the Company’s generating units operating exclusively on gas and increasing their availability to supply the WEM may qualify as new eligible XDEM supply and, therefore, serve such demands. CTGEBA would fall into this situation.

2.2.7	Sale of ENARSA’s equity interests in TMB, TJSM and CTGB

PEN Executive Order No. 1,107/26 was published on September 28, 2026, authorizing the sale, through a national and international open call for tenders, of all of ENARSA’s equity interests in TMB and TJSM, representing 65.01% and 68.83% of their respective capital stock. The Company holds an equity interest in both companies and has a right of first refusal to acquire the shares subject to the sale process, as provided for in their respective bylaws, which must be observed in the tender process.

The sale of ENARSA’s shares in Central Termoeléctrica Guillermo Brown (“CTGB”) was also authorized, once the trust is liquidated and ENARSA is admitted as a shareholder.

2.2.8	Law No. 27,828

Among other amendments, Law No. 27,828 extended until December 31, 2045 the exemption period for specific taxes, fees or royalties provided for under Law No. 27,191 in connection with the access to and use of renewable energy sources.

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NOTES TO THE UNAUDITED CONSOLIDATED CONDENSED INTERIM FINANCIAL STATEMENTS (Continuation)
For the nine-month period ended September 30, 2026, presented on comparative basis.
(In millions of Argentine Pesos (“$”))

NOTE 2: (Continuation)

2.3	Gas Transportation
2.3.1	TGS’s Tariff situation

As part of the monthly updates to natural gas transportation tariffs, in 2026 TGS received monthly increases of 2.37%, 2.90%, 2.52%, 2.17%, 4.21%, 4.19%, 2.61%, 1.73%, 1.71% and 2.29%, effective January through October 2026, respectively.

2.3.2	Contractual reorganization

Under PEN Executive Order No. 49/26, the National Energy Sector emergency for the natural gas transportation and distribution segments was extended until December 31, 2027.

Within this framework, SE Resolution No. 66/26 provided for the reconfiguration of the Argentine natural gas transportation system and established measures aimed at optimizing the system’s use, improving its operating efficiency and ensuring natural gas supply. It also instructed ENARGAS to adjust the tariff schemes, service regulations and capacity allocation mechanisms, on the condition that the revenues determined in the FTR remain unchanged.

Accordingly, on April 14, 2026, through ENARGAS Resolution No. 409/26, the process was concluded and the licensees were instructed to execute new firm transportation contracts pursuant to the established guidelines, effective as from May 1, 2026. In addition, the firm nature of certain exchange and displacement contracts was recognized and, finally, on April 29, 2026, the new applicable tariff schemes were published through ENARGAS Resolution No. 448/26.

As of the date of issuance of these Consolidated Condensed Interim Financial Statements, TGS is implementing the contracts and operating conditions resulting from this regulatory process.

2.4	Transmission

Transener and Transba tariff situation

Within the framework of the FTR carried out in 2025, ENReGE continued applying the monthly tariff adjustment mechanism based on the CPI and IPIM indexes and established 1.88%, 2.55%, 2.07%, 1.61%, 2.35%, 4.31%, 2.39%, 1.35%, 1.24% and 1.98% tariff increases from January through October 2026, respectively.

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NOTES TO THE UNAUDITED CONSOLIDATED CONDENSED INTERIM FINANCIAL STATEMENTS (Continuation)
For the nine-month period ended September 30, 2026, presented on comparative basis.
(In millions of Argentine Pesos (“$”))

NOTE 2: (Continuation)

2.5	Hydrocarbons and natural gas transportation

2.5.1 Technical regulations for the transportation of liquid hydrocarbons

On May 20, 2026, through SE Resolution No. 119/26, technical regulations for the transportation of liquid hydrocarbons were approved. These regulations apply to transportation systems passing through two or more provinces and/or intended for the total or partial export or import of crude oil, oil derivative products and natural gas liquids. Their main purpose is to unify and establish the technical guidelines for pipeline safety and integrity, thus replacing MEyM Resolution No. 120/17.

2.5.2 Natural gas transportation capacity

TGS tendered transportation capacity under the expansion of the GPM and its final sections (see Note 5.1.4) for the execution of firm natural gas transportation agreements for up to 35 years, effective as from May 2027. Pampa and certain subsidiaries were awarded a total of 3.9 million m³/day on the section to Greater Buenos Aires and 1.4 million m³/day on the section to Bahía Blanca.

Furthermore, on September 4, 2026, Transportadora de Gas del Norte (“TGN”) launched an open call for tenders to contract natural gas transportation capacity. Pampa and certain subsidiaries submitted bids for a 35-year term to contract transportation capacity on the route, with receipt in GBA and delivery in Salta, for a total volume of 0.96 million m³/day. As of the date of issuance of these Consolidated Condensed Interim Financial Statements, the award is still pending.

It is worth highlighting that, in addition to securing a greater supply of its own gas, the awarded transportation capacity provides significant benefits to the generation segment under the guidelines of SE Resolution No. 400/25, since electricity produced using gas transported through new infrastructure captures the full dispatch margin when traded in the spot market (FRA = 1), boosting the competitiveness and profitability of the generation segment’s assets, particularly the CC.

2.6	Hydrocarbons exploration and exploitation on the Argentine Continental Shelf

PEN Executive Order No. 868/26 introduces changes aimed at strengthening the enforcement of Law No. 26,659, related to hydrocarbon activities on the Argentine Continental Shelf and, particularly, to activities not authorized by Argentina in the Malvinas area.

Among the amendments, a key change is the introduction of affidavits as a requirement to evidence compliance with Law No. 26,659, both in the RIGI admission procedure and in the processing of applications for exploration permits, exploitation concessions, transportation and storage authorizations, and hydrocarbon processing licenses.

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NOTES TO THE UNAUDITED CONSOLIDATED CONDENSED INTERIM FINANCIAL STATEMENTS (Continuation)
For the nine-month period ended September 30, 2026, presented on comparative basis.
(In millions of Argentine Pesos (“$”))

NOTE 2: (Continuation)

2.7	Regulations on access to the MLC

During 2026, the BCRA introduced measures to facilitate financing and foreign exchange transactions of projects under the RIGI.

In April 2026, SPV were allowed to count as inflows certain direct investment contributions, financial borrowings and financing for the import of capital goods entered and settled by companies that are shareholders or partners of the SPV, among other authorized parties. It was also established that such funds could be taken into account for purposes of the SPV’s access to the MLC to pay for imports of goods and services, with the simultaneity requirement deemed fulfilled when such access occurred within the time limits established by the applicable regulations.

In August 2026, foreign exchange easing measures were extended to certain payments related to reinsurance agreements associated with projects under the RIGI.

For more information on Argentina’s exchange rate policies, please visit the Central Bank’s website: www.bcra.gov.ar.

2.8	Tax regulations

2.8.1 Income tax

Tax inflation adjustment

Law No. 27,802, published in the BO on March 6, 2026, establishes the adjustment of tax losses carryforwards generated in fiscal years beginning on or after January 1, 2025, inclusive, considering the variation in the CPI between the closing month of the fiscal year in which they arise and the closing month of the fiscal year being assessed.

2.8.2 Other Regimes

2.8.2.1 Hydrocarbon Export Duties Regime

Pursuant to PEN Executive Order No. 488/20, oil, natural gas and liquefied gas exports are exempt from export duties provided that the Brent crude oil price published by the SE at the end of each month is equal to or lower than US$ 45/bbl. Under this regime, the export duty rate is subject to a gradual increase of up to 8% as the reference price increases, reaching 8% when the price is equal to or higher than US$ 60/bbl.

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NOTES TO THE UNAUDITED CONSOLIDATED CONDENSED INTERIM FINANCIAL STATEMENTS (Continuation)
For the nine-month period ended September 30, 2026, presented on comparative basis.
(In millions of Argentine Pesos (“$”))

NOTE 2: (Continuation)

PEN Executive Order No. 59/26 updated the export duties regime applicable to crude oil and introduced a distinction between conventional and unconventional crude oil production. Under the updated regime, conventional crude oil exports are exempt from export duties when the international Brent crude oil price is equal to or lower than US$ 65/bbl, and are subject to a rate increasing gradually up to 8% according to a formula based on the increase in the reference price, reaching 8% when the price is equal to or higher than US$ 80/bbl. The Executive Order entered into effect on February 20, 2026, pursuant to SE Resolution No. 42/26.

As of September 30, 2026, crude oil and natural gas exports are subject to an 8% export duty rate.

2.8.2.2 Export duties regime for industrial products

PEN Executive Order No. 566/26, effective as from July 1, 2026, provided for the reduction and/or elimination of export duties applicable to various tariff codes of industrial products, a measure covering certain petrochemical products (xylene, hexane, toluene, styrene, polystyrene and rubber).

The regulation contemplates a progressive duty reduction scheme for the products sold by the Company, providing for the full elimination of the corresponding export duties by June 2027.

2.8.2.3 RIGI amendment

Pursuant to Executive Order No. 105/26, dated February 19, 2026, the deadline to apply for the RIGI was extended until July 8, 2027. In addition, the decree expanded the list of eligible projects to include, among others: (i) the construction of infrastructure for the collection, treatment, processing, fractionation, and liquefaction of natural gas, as well as the transportation of natural gas intended for the export of liquefied natural gas; (ii) the exploration and production of new onshore liquid and gaseous hydrocarbon developments located in areas that, at the time of submitting the application for adhesion, do not have existing investments in exploration or production activities; and (iii) the exploration and production of new offshore liquid and gaseous hydrocarbon developments. Additionally, it set a minimum investment threshold of US$ 600 million for onshore developments and US$ 200 million for offshore developments.

Where activities not covered by the RIGI coexist within the same hydrocarbon area, segregation and traceability must be ensured through independent measurement systems and the SPV must be the exclusive owner of the assets, rights, and operations associated with the RIGI-eligible project.

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NOTES TO THE UNAUDITED CONSOLIDATED CONDENSED INTERIM FINANCIAL STATEMENTS (Continuation)
For the nine-month period ended September 30, 2026, presented on comparative basis.
(In millions of Argentine Pesos (“$”))

NOTE 3: BASIS OF PREPARATION

These Consolidated Condensed Interim Financial Statements for the nine-month period ended September 30, 2026 have been prepared pursuant to the provisions of IAS 34, “Interim Financial Information”, are expressed in millions of pesos and were approved for their issuance by the Company’s Board of Directors on November 2, 2026.

The information included in the Consolidated Condensed Interim Financial Statements is recorded in US dollars, which is the Company’s functional currency and, in accordance with CNV requirements, is presented in pesos, the legal currency in Argentina.

This consolidated condensed interim financial information has been prepared under the historical cost convention, modified by the measurement of financial assets at fair value through profit or loss and they should be read together with the Consolidated Financial Statements as of December 31, 2025, which have been prepared under IFRS Accounting Standards.

These Consolidated Condensed Interim Financial Statements for the nine-month period ended September 30, 2026 have not been audited. The Company’s Management estimates they include all the necessary adjustments to state fairly the results of operations for the period. The results for the nine-month period ended September 30, 2026, do not necessarily reflect in proportion the Company’s results for the complete year.

The accounting policies have been consistently applied to all entities within the Group.

Comparative information

The information as of December 31, 2025, and for the nine and three month periods ended September 30, 2025, disclosed for comparative purposes, arises from the Consolidated Financial Statements as of those dates.

Additionally, certain non-significant reclassifications have been made to the Consolidated Financial Statements´ figures disclosed for comparative purposes to keep the consistency in the presentation with the current period figures.

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NOTES TO THE UNAUDITED CONSOLIDATED CONDENSED INTERIM FINANCIAL STATEMENTS (Continuation)
For the nine-month period ended September 30, 2026, presented on comparative basis.
(In millions of Argentine Pesos (“$”))

NOTE 4: ACCOUNTING POLICIES

The accounting policies applied in these Consolidated Condensed Interim Financial Statements are consistent with those used in the Consolidated Financial Statements for the last fiscal year, which ended on December 31, 2025.

4.1 New accounting standards, amendments and interpretations issued by the IASB effective as of December 31, 2026 and adopted by the Company

The Company has applied the following standards and / or amendments for the first time as of January 1, 2026:

-	IFRS 9 and IFRS 7 - “Financial Instruments and Disclosures” (amended in May 2024 and December 2024).
-	IMPROVEMENTS TO IFRS – Volume 11 (July 2024).

The application of the detailed standards and amendments did not have any impact on the results of the operations or the financial position of the Company.

4.2 New accounting standards, amendments and interpretations issued by the IASB not yet effective and not early adopted by the Company

Pursuant to CNV General Resolution No. 972/23, early application of IFRS accounting standards and/or amendments thereto is not permitted unless specifically permitted at the time of adoption.

As of September 30, 2026, the Company has not early applied the following standards and/or amendments:

-	IFRS 18 - “Presentation and Disclosure in Financial Statements”: issued in April 2024. It establishes new presentation and disclosure requirements aiming to ensure that financial statements provide relevant information faithfully representing an entity’s situation. The standard does not affect the recognition or measurement of financial statement items; however, it introduces new requirements for improved comparability among entities. Specifically, the following are worth mentioning: (i) the classification of income and expenses into operating, investing and financing categories; (ii) the incorporation of required subtotals; and (iii) the disclosure of performance measures defined by management. The standard is applicable retrospectively to fiscal years and interim periods beginning on or after January 1, 2027, allowing for early adoption. The Company is currently analyzing the disclosure impact on the financial statements in relation to the application of the standard.

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NOTES TO THE UNAUDITED CONSOLIDATED CONDENSED INTERIM FINANCIAL STATEMENTS (Continuation)
For the nine-month period ended September 30, 2026, presented on comparative basis.
(In millions of Argentine Pesos (“$”))

NOTE 4: (Continuation)

-	IFRS 19 - “Subsidiaries without Public Accountability: Disclosures”: issued in May 2024. It allows for reduced disclosures for entities without public accountability that are subsidiaries of an entity preparing consolidated financial statements available for public use and in compliance with IFRS accounting standards. Subsequently, in August 2025, amendments were introduced reducing disclosure requirements related to supplier financing arrangements, lack of exchangeability of currency and international tax reform, and replacing disclosure requirements regarding management-defined performance measures with a cross-reference to IFRS 18 for entities using such measures. The standard and its amendments are effective for fiscal periods beginning on or after January 1, 2027, with early adoption permitted. The application of this standard will not impact the Company’s operating results or financial position.

-	IAS 21 - “Effects of Changes in Foreign Exchange Rates”: In November 2025, IAS 21 was amended regarding the translation of financial statements for presentation in a currency different from the functional currency, and certain disclosure requirements were introduced. In particular, for the translation from a non-hyperinflationary functional currency to a hyperinflationary presentation currency, it establishes that all amounts (assets, liabilities, equity items, income and expenses, including comparative information) are translated at the closing exchange rate. The amendments are retrospectively applicable for annual periods beginning on or after January 1, 2027, with early adoption permitted. The Company is assessing the impact of applying the translation methodology on profit or loss, other comprehensive income arising from exchange differences on translation and comparative information.

-	IFRS 20 - “Regulatory Assets and Regulatory Liabilities”: issued in May 2026. It replaces IFRS 14 and sets out the accounting treatment for regulatory assets, liabilities, income and expenses arising when part or all of a regulated rate for goods or services supplied in one period is charged to customers in a different period. The standard is applicable retrospectively to annual and interim reporting periods beginning on or after January 1, 2029, with early adoption permitted. The Company is assessing the impact of its application on the Company’s operating results or financial position.

-	IAS 28 - “Investments in Associates and Joint Ventures”: in June 2026, the section on exemptions from applying the equity method was amended, extending the option to measure an investment in an associate or joint venture at fair value through profit or loss to those entities whose main activity consists of investing in specific types of assets under IFRS 18. The amendment is applicable upon adoption of IFRS 18, which is mandatory for reporting periods beginning on or after January 1, 2027. The application of the amendment will not impact on the Company’s operating results or financial position.

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NOTES TO THE UNAUDITED CONSOLIDATED CONDENSED INTERIM FINANCIAL STATEMENTS (Continuation)
For the nine-month period ended September 30, 2026, presented on comparative basis.
(In millions of Argentine Pesos (“$”))

NOTE 5: GROUP STRUCTURE

5.1	Interest in subsidiaries, associates and joint ventures
5.1.1	Subsidiaries information

Unless otherwise indicated, the country is also the principal place where the subsidiary carries out its activities.

			09.30.2026	12.31.2025
Company	Country	Main activity	Direct and indirect participation %	Direct and indirect participation %
Ecuador Pipeline Holdings Limited (1)	Grand Cayman	Investment	-	100.00%
EISA	Uruguay	Investment	100.00%	100.00%
Enecor S.A.	Argentina	Electricity transportation	70.00%	70.00%
FEPASAU	Argentina	Fertilizers	100.00%	100.00%
Fideicomiso CIESA	Argentina	Investment	100.00%	100.00%
GASA	Argentina	Investment	100.00%	100.00%
HIDISA	Argentina	Generation	61.00%	61.00%
HINISA	Argentina	Generation	52.04%	52.04%
OCP	Grand Cayman	Investment	100.00%	100.00%
OPGSA	Argentina	Oil	100.00%	100.00%
Pampa Ecuador Inc (1)	Nevis Island	Investment	-	100.00%
PAMPA E&P S.A.U.	Argentina	Oil	100.00%	100.00%
PB18	Ecuador	Oil	100.00%	100.00%
PEB	Bolivia	Investment	100.00%	100.00%
PECSA	Chile	Trader	100.00%	100.00%
PESOSA	Argentina	Trader	100.00%	100.00%
Petrolera San Carlos S.A.	Venezuela	Oil	100.00%	100.00%
PISA	Uruguay	Investment	100.00%	100.00%
Recursos Energéticos S.A.	Argentina	Generation and Investment	100.00%	100.00%
VAR	Argentina	Generation	100.00%	100.00%
Vientos Solutions Argentina S.A.U.	Argentina	Advisory services	100.00%	100.00%

(1)	Dissolved entity.

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NOTES TO THE UNAUDITED CONSOLIDATED CONDENSED INTERIM FINANCIAL STATEMENTS (Continuation)
For the nine-month period ended September 30, 2026, presented on comparative basis.
(In millions of Argentine Pesos (“$”))

NOTE 5: (Continuation)

5.1.2	Associates and joint ventures information

The following table presents the main activity and the financial information used for valuation and percentages of participation in associates and joint ventures; unless otherwise indicated, the share capital consists of millions of common shares with one vote per share:

		Information about the issuer
	Main activity	Date	Share capital	Profit (Loss) of the period	Equity	Direct and indirect participation %
Associates
SESA	Gas treatment	09.30.2026	1,203	241	286,935	20.00%
VMOS	Hydrocarbon transportation	09.30.2026	215,889	25,335	1,013,549	9.09%
SMP	Gas transportation	09.30.2026	101	(3,407)	71,961	20.00%
Joint ventures
CIESA (1)	Investment	09.30.2026	639	232,215	2,322,658	50.00%
Citelec (2)	Investment	09.30.2026	556	121,761	546,938	50.00%
CTB	Generation	09.30.2026	8,558	199,598	941,254	50.00%

(1)	The Company holds a 50% interest in CIESA, a company that holds a 53.83% interest in TGS’s capital stock; therefore, the Company has a 26.91% interest in TGS.
As of September 30, 2026, TGS’s common shares and ADR traded on the BCBA and NYSE were listed at $ 8,375.00 and US$ 25.95, respectively, conferring Pampa’s holding an approximate market value of $ 1,696,744 million.
(2)	The Company has a 50% interest in Citelec, a company that holds a 52.65% interest in Transener’s capital stock; therefore, the Company has a 26.33% indirect interest in Transener. As of September 30, 2026, Transener’s common share price listed at the BCBA was $ 3,100, conferring Pampa’s indirect holding an approximate market value of $ 362,887 million.

The detail of the balances of investments in associates and joint ventures is as follows:

	09.30.2026	12.31.2025
Disclosed in non-current assets
Associates
SESA	57,387	17,315
VMOS	92,141	44,672
SMP	14,393	-
Total associates	163,921	61,987
Joint ventures
CIESA	1,228,407	899,846
Citelec	273,469	227,627
CTB	470,627	351,928
Total joint ventures	1,972,503	1,479,401
Total associates and joint ventures	2,136,424	1,541,388

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NOTES TO THE UNAUDITED CONSOLIDATED CONDENSED INTERIM FINANCIAL STATEMENTS (Continuation)
For the nine-month period ended September 30, 2026, presented on comparative basis.
(In millions of Argentine Pesos (“$”))

NOTE 5: (Continuation)

The following table shows the breakdown of the result from investments in associates and joint ventures:

	09.30.2026	09.30.2025
Associates
SESA	11,483	2,221
VMOS	3,396	(4,529)
SMP	(607)	-
Total associates	14,272	(2,308)

Joint ventures
CIESA	113,037	96,515
Citelec	60,015	33,511
CTB	99,799	5,386
Total joint ventures	272,851	135,412
Total associates and joint ventures	287,123	133,104

The evolution of investments in associates and joint ventures is as follows:

	09.30.2026	09.30.2025
At the beginning of the year	1,541,388	1,024,769
Dividends	(66,631)	(88,197)
Capital integration	79,797	44,726
Share of profit	287,123	133,104
Exchange differences on translation	294,747	265,483
At the end of the period	2,136,424	1,379,885

5.1.3	CTB

Reversal of impairment losses on non-financial assets

During the quarter ended June 30, 2026, CTB identified significant changes in the environment where it operates and, consequently, determined CTEB’s recoverable amount as of June 30, 2026.

The recoverability assessment resulted in the reversal of impairment losses recognized in previous fiscal years, with a $ 45,902 million (US$ 31 million) impact on the Company’s share of profit from associates and joint ventures for the period.

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NOTES TO THE UNAUDITED CONSOLIDATED CONDENSED INTERIM FINANCIAL STATEMENTS (Continuation)
For the nine-month period ended September 30, 2026, presented on comparative basis.
(In millions of Argentine Pesos (“$”))

NOTE 5: (Continuation)

5.1.4	CIESA – TGS

Perito Moreno Gas Pipeline (GPM) Expansion

MECON Resolution No. 676/26 approved the application to opt into the RIGI for the GPM expansion project, effective as of April 30, 2026.

TGS conducted a public call for tenders to award a portion of the incremental transportation capacity associated with the expansion of the GPM and on April 15, 2026, 5.4 million m³/day were awarded. The remaining capacity was awarded on August 26, 2026.

Integral NGL Project

On June 10, 2026, TGS’s Board of Directors approved the development of the Integral NGL Project, which is structured into two independent, but operationally linked, single projects representing successive stages of the processing, fractionating, obtaining and storing of natural gas liquids, and the subsequent product dispatch and export.

The Integral NGL Project will be executed through the following companies controlled by TGS and established as SPV within RIGI’s framework:

(i) Procesadora de Gas del Sur S.A. (“PGS”): in charge of the so-called separation project, consisting of the construction, operation and maintenance of a natural gas processing plant located in Tratayén, Province of Neuquén, and a natural gas stream segregation pipeline, which will enable the provision of natural gas gathering and processing services to gas producers; and

(ii) Midstream de Gas del Sur S.A. (“MGS”): in charge of the transportation, fractionation, storage and commercialization project, comprising the construction, operation and maintenance of a multiproduct pipeline connecting the Tratayén Plant with a fractionation plant in the Bahía Blanca area, Province of Buenos Aires, together with storage and dispatch facilities. Under the project, MGS will acquire the natural gas liquids mix resulting from PGS’s processing for its transportation, fractionation into commercial products (such as propane, butane and natural gasoline), storage and subsequent sale to export customers.

The project is structured through long-term agreements, including execution, transportation and processing, liquid hydrocarbon purchase and sale, and commercial cooperation agreements.

TGS has granted corporate guarantees and surety bonds to secure certain obligations arising from the agreements entered into with the producers participating in the project and from the financing agreements obtained by MGS and PGS for the project’s development.

26

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NOTES TO THE UNAUDITED CONSOLIDATED CONDENSED INTERIM FINANCIAL STATEMENTS (Continuation)
For the nine-month period ended September 30, 2026, presented on comparative basis.
(In millions of Argentine Pesos (“$”))

NOTE 5: (Continuation)

Weather event

During the period ended September 30, 2026, TGS recorded $ 9,586 million losses arising from expenses related to the weather event of March 7, 2025, which resulted in the flooding of the Cerri Complex, and received $ 13,716 million from insurance companies as an advance payment on account of the final settlement of the claim.

5.1.5	SMP

San Matías Pipeline Project

In addition to the gas liquefaction project to be developed by SESA, which includes the installation of two liquefaction vessels in the Gulf of San Matías, SMP will be responsible for the construction and operation of a dedicated pipeline connecting gas production from Vaca Muerta, in Neuquén, to the Gulf of San Matías, in Río Negro, to supply the liquefaction vessels intended for LNG exports. The project involves the construction of an approximately 470-km-long, 36-inch-diameter pipeline with a transportation capacity of up to 28 million m³/day. The estimated investment amounts to US$ 1.3 billion, and the pipeline is expected to be commissioned in the second quarter of 2028.

MECON Resolution No. 873/26 approved the application to opt into the RIGI for the project undertaken by SMP, effective as from June 1, 2026.

Syndicated international loan

In August 2026, SMP entered into a syndicated international loan with a consortium of financial institutions for a total amount of up to US$ 900 million to finance the construction and development of the project. The financing has a 7-year term and accrues interest at a rate of Term SOFR plus a 4.25% annual margin.

SMP may request disbursements on a monthly basis until completion of the project or the first amortization date, scheduled for December 31, 2029, whichever occurs first. As of September 30, 2026, the banks have made disbursements totaling US$ 118 million.

To secure its obligations, SMP granted certain collateral under the financing, including the following: (i) it assigned its collection rights under the transportation agreement entered into with SESA, and (ii) SMP’s shareholders (including the Company) have executed a fiduciary assignment of their shares as collateral for the financing, which will remain in effect until the loan is repaid.

As of September 30, 2026, SMP has complied with all covenants undertaken under the syndicated loan agreement.

27

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NOTES TO THE UNAUDITED CONSOLIDATED CONDENSED INTERIM FINANCIAL STATEMENTS (Continuation)
For the nine-month period ended September 30, 2026, presented on comparative basis.
(In millions of Argentine Pesos (“$”))

NOTE 5: (Continuation)

5.1.6	VMOS

Issuance of Class 1 CB

On September 22, 2026, VMOS issued limited-recourse Class 1 CB with a face value of US$ 233.7 million, at a 6.25% fixed annual interest rate and maturing on September 22, 2030.

Net proceeds will be used to finance the development, construction and operation of the VMOS Project, including working capital and investments related to the construction work.

VMOS has undertaken certain commitments regarding the creation of collateral and/or restrictions on certain rights. In particular, it has committed to perfecting an assignment as collateral of all present and future collection rights corresponding to the dollar-linked tariff under the initial transportation agreements and the designated transportation agreement, to secure the payment of principal and interest on the Class 1 CB. As of the date of issuance of these Consolidated Condensed Interim Financial Statements, VMOS has not yet perfected such assignment as collateral.

5.2	Oil and gas participations

Assets and liabilities as of September 30, 2026 and December 31, 2025 and the production cost of the Joint Operations and Consortiums in which the Company participates corresponding to the nine-month periods ended September 30, 2026 and 2025 are detailed below:

	09.30.2026	12.31.2025

Non-current assets	203,135	176,789
Current assets	15,230	12,935

Total assets	218,365	189,724

Non-current liabilities	60,400	57,631
Current liabilities	33,055	30,414

Total liabilities	93,455	88,045

	09.30.2026	09.30.2025
Production cost	43,194	88,386

It is worth highlighting that the information presented does not include charges recorded by the Company as a member of the Joint Operations and Consortiums.

28

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NOTES TO THE UNAUDITED CONSOLIDATED CONDENSED INTERIM FINANCIAL STATEMENTS (Continuation)
For the nine-month period ended September 30, 2026, presented on comparative basis.
(In millions of Argentine Pesos (“$”))

NOTE 5: (Continuation)

Relinquishment process for the Veta Escondida block

Provincial Executive Order No. 605/26 approved the Settlement Agreement entered into between the Province of Neuquén and Pampa on March 4, 2026, which set aside the executive order declaring the termination of the Veta Escondida block´s concession. In addition, the parties agreed to conclude the process for relinquishing the block to the Province. Within this framework, the Company and Total Austral (co-concessionaire) are jointly carrying out such process in an orderly manner, with the Company being responsible for the abandonment of wells and facilities and the required environmental remediation works.

NOTE 6: RISKS

6.1 Critical accounting estimates and judgments

The preparation of these Consolidated Condensed Interim Financial Statements requires the Company’s Management to make future estimates and assessments, to apply critical judgment and to establish assumptions affecting the application of accounting policies and the amounts of disclosed assets and liabilities, and income and expenses.

Those estimates and judgments are evaluated on a continuous basis and are based on past experiences and other reasonable factors under the existing circumstances. Actual future results might differ from the estimates and evaluations made at the date of preparation of these Consolidated Condensed Interim Financial Statements.

In the preparation of these Consolidated Condensed Interim Financial Statements, management judgments on applying the Company’s accounting policies and sources of information used for the respective estimates are the same as those applied in the Consolidated Financial Statements for the fiscal year ended December 31, 2025.

6.2 Financial risk management

The Company’s activities are subject to several financial risks: market risk (including the exchange rate risk, the interest rate risk and price risk), credit risk and liquidity risk.

No significant changes have arisen in risk management policies since last fiscal year.

29

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NOTES TO THE UNAUDITED CONSOLIDATED CONDENSED INTERIM FINANCIAL STATEMENTS (Continuation)
For the nine-month period ended September 30, 2026, presented on comparative basis.
(In millions of Argentine Pesos (“$”))

NOTE 7: SEGMENT INFORMATION

The Company is a fully integrated power company in Argentina, which participates mainly in the production of oil and gas and power generation.

Through its own activities, subsidiaries and shareholdings in joint ventures and associates, and based on the business nature, customer portfolio and risks involved, the following business segments have been identified:

Oil and Gas, principally consisting of the Company’s interests in oil and gas areas, the activities of Pampa Energía S.A. - Sucursal Dedicada Proyecto RDA and direct and indirect interest in SESA and PECSA.

Generation, principally consisting of the Company’s direct and indirect interests in HINISA, HIDISA, VAR, CTB, TMB, TJSM and through its own electricity generation activities through thermal plants CTG, CPB, Piquirenda, CTLL, CTGEBA, Ecoenergía, CTPP, CTIW, the HPPL hydroelectric complex and PEPE II, PEPE III, PEPE IV and PEPE VI wind farms.

Petrochemicals, principally comprising of the Company’s own styrenics operations and the catalytic reformer plant operations conducted in local plants.

Holding, Transportation and Others, principally consisting of our stake in joint businesses CITELEC, CIESA and their respective subsidiaries holding the concession over high-voltage electricity transmission and gas transportation, respectively, the direct and indirect interests in VMOS, SMP, Oldelval and OCP, holding activities, and other investment activities.

The Company manages its operating segment based on its individual net result in U.S. dollars.

30

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NOTES TO THE UNAUDITED CONSOLIDATED CONDENSED INTERIM FINANCIAL STATEMENTS (Continuation)
For the nine-month period ended September 30, 2026, presented on comparative basis.
(In millions of Argentine Pesos (“$”))

NOTE 7: (Continuation)

	in millions of US$						in millions of $
Consolidated profit and loss information for the nine-month period ended September 30, 2026	Oil and gas	Generation	Petrochemicals	Holding, Transportation and others	Eliminations	Consolidated	Consolidated
Revenue - local market	446	1,007	205	23	-	1,681	2,444,101
Revenue - foreign market	256	-	172	-	-	428	618,821
Intersegment revenue	221	1	-	-	(222)	-	-
Cost of sales	(628)	(661)	(324)	-	221	(1,392)	(2,050,997)
Gross profit	295	347	53	23	(1)	717	1,011,925

Selling expenses	(75)	(4)	(9)	-	-	(88)	(127,049)
Administrative expenses	(65)	(34)	(4)	(40)	1	(142)	(206,472)
Exploration expenses	-	-	-	-	-	-	(493)
Other operating income	31	10	1	5	-	47	70,433
Other operating expenses	(11)	(11)	(37)	(24)	-	(83)	(119,484)
Impairment of intangible assets and inventories	(1)	-	-	-	-	(1)	(1,181)
Recovery of impairment of financial assets	3	-	-	-	-	3	4,300
Share of profit from associates and joint ventures	8	68	-	116	-	192	287,123
Operating income	185	376	4	80	-	645	919,102

Financial income	1	13	-	-	(1)	13	19,136
Financial costs	(96)	(25)	-	(20)	1	(140)	(203,110)
Other financial results	(23)	36	(8)	17	-	22	30,873
Financial results, net	(118)	24	(8)	(3)	-	(105)	(153,101)
Profit before income tax	67	400	(4)	77	-	540	766,001

Income tax	49	(88)	2	16	-	(21)	(28,309)
Profit (loss) of the period	116	312	(2)	93	-	519	737,692

Depreciation and amortization	297	108	-	-	-	405	585,060

31

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NOTES TO THE UNAUDITED CONSOLIDATED CONDENSED INTERIM FINANCIAL STATEMENTS (Continuation)
For the nine-month period ended September 30, 2026, presented on comparative basis.
(In millions of Argentine Pesos (“$”))

NOTE 7: (Continuation)

	in millions of US$						in millions of $
Consolidated profit and loss information for the nine-month period ended September 30, 2026	Oil and gas	Generation	Petrochemicals	Holding, Transportation and others	Eliminations	Consolidated	Consolidated
Total profit of the period attributable to:
Owners of the company	116	308	(2)	93	-	515	731,349
Non-controlling interest	-	4	-	-	-	4	6,343

Consolidated financial position information as of September 30, 2026
Assets	3,570	2,881	176	1,584	(89)	8,122	12,323,758
Liabilities	2,951	674	80	376	(89)	3,992	6,057,156

Net book values of property, plant and equipment (1)	2,252	1,280	-	331	-	3,863	5,860,280

Additional consolidated information as of September 30, 2026
Increases in property, plant and equipment and intangible assets	633	15	-	300	-	948	1,386,193

(1)	Assets located in Argentina.

32

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NOTES TO THE UNAUDITED CONSOLIDATED CONDENSED INTERIM FINANCIAL STATEMENTS (Continuation)
For the nine-month period ended September 30, 2026, presented on comparative basis.
(In millions of Argentine Pesos (“$”))

NOTE 7: (Continuation)

	in millions of US$						in millions of $
Consolidated profit and loss information for the nine-month period ended September 30, 2025	Oil and gas	Generation	Petrochemicals	Holding, Transportation and others	Eliminations	Consolidated	Consolidated
Revenue - local market	416	583	190	18	-	1,207	1,457,923
Revenue - foreign market	143	2	139	-	-	284	347,596
Intersegment revenue	99	-	-	-	(99)	-	-
Cost of sales	(461)	(319)	(319)	-	99	(1,000)	(1,214,020)
Gross profit	197	266	10	18	-	491	591,499

Selling expenses	(56)	(3)	(9)	(1)	-	(69)	(83,758)
Administrative expenses	(60)	(31)	(5)	(35)	-	(131)	(157,003)
Exploration expenses	-	-	-	-	-	-	(362)
Other operating income	41	17	19	8	-	85	103,420
Other operating expenses	(16)	(9)	(8)	(29)	-	(62)	(73,410)
Impairment of intangible assets and inventories	(8)	-	-	-	-	(8)	(10,298)
Impairment of financial assets	(5)	-	-	-	-	(5)	(6,067)
Share of profit from associates and joint ventures	2	5	-	94	-	101	133,104
Operating income	95	245	7	55	-	402	497,125

Financial income	-	15	27	-	-	42	47,525
Financial costs	(77)	(36)	-	(38)	-	(151)	(180,417)
Other financial results	(25)	81	4	77	-	137	163,491
Financial results, net	(102)	60	31	39	-	28	30,599
Profit (Loss) before income tax	(7)	305	38	94	-	430	527,724

Income tax	(31)	(180)	(11)	8	-	(214)	(267,280)
Profit (Loss) of the period	(38)	125	27	102	-	216	260,444

Depreciation and amortization	214	87	4	-	-	305	365,949

33

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NOTES TO THE UNAUDITED CONSOLIDATED CONDENSED INTERIM FINANCIAL STATEMENTS (Continuation)
For the nine-month period ended September 30, 2026, presented on comparative basis.
(In millions of Argentine Pesos (“$”))

NOTE 7: (Continuation)

	in millions of US$						in millions of $
Consolidated profit and loss information for the nine-month period ended September 30, 2025	Oil and gas	Generation	Petrochemicals	Holding, Transportation and others	Eliminations	Consolidated	Consolidated
Total profit (loss) of the period attributable to:
Owners of the company	(38)	125	27	102	-	216	260,777
Non-controlling interest	-	-	-	-	-	-	(333)

Consolidated financial position information as of December 31, 2025
Assets	2,513	3,046	147	931	(43)	6,594	9,595,935
Liabilities	1,737	668	73	554	(43)	2,989	4,351,152

Net book values of property, plant and equipment (1)	1,896	1,370	-	37	-	3,303	4,805,587

Additional consolidated information as of September 30, 2025
Increases in property, plant and equipment, intangible assets and right-of-use assets	720	46	14	9	-	789	938,938

(1)	Assets located in Argentina.

34

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NOTES TO THE UNAUDITED CONSOLIDATED CONDENSED INTERIM FINANCIAL STATEMENTS (Continuation)
For the nine-month period ended September 30, 2026, presented on comparative basis.
(In millions of Argentine Pesos (“$”))

NOTE 8: REVENUE

	09.30.2026	09.30.2025

Gas sales	510,432	464,711
Oil sales	491,488	217,732
Other sales	17,140	9,854
Oil and gas sales subtotal (1)	1,019,060	692,297

Energy sales in spot market	840,041	219,729
Energy sales by supply contracts	470,926	348,941
Fuel supply	141,352	121,855
Other sales	11,881	8,955
Generation sales subtotal	1,464,200	699,480

Products from catalytic reforming sales	315,272	220,689
Styrene sales	64,752	53,265
Synthetic rubber sales	76,530	62,399
Polystyrene sales	88,611	55,198
Other sales	1,305	649
Petrochemicals sales subtotal	546,470	392,200

Technical assistance and administration services sales	33,071	21,183
Other sales	121	359
Holding, Transportation and others subtotal	33,192	21,542
Total revenue (2)(3)	3,062,922	1,805,519

(1)	See Note 12.7.

(2)	Revenues from CAMMESA represent 40% and 33% of total revenues from sales for the nine-month periods ended September 30, 2026 and 2025, respectively, and correspond mainly to the Oil and gas and Generation segments.

(3)	Including $ 39,106 million and $ 14,160 million in the Oil and gas segment and $ 12,857 million and $ 9,696 million in the Petrochemical segment corresponding to export duties for the nine-month periods ended September 30, 2026 and 2025, respectively.

35

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NOTES TO THE UNAUDITED CONSOLIDATED CONDENSED INTERIM FINANCIAL STATEMENTS (Continuation)
For the nine-month period ended September 30, 2026, presented on comparative basis.
(In millions of Argentine Pesos (“$”))

NOTE 9: COST OF SALES

	09.30.2026	09.30.2025
Inventories at the beginning of the year	335,514	230,095

Plus: Charges of the period
Purchases of inventories, energy and gas	748,348	382,972
Salaries and social security charges	96,467	78,005
Employees benefits	13,509	12,625
Defined benefit plans	2,471	3,137
Works contracts, fees and compensation for services	184,948	132,437
Property, plant and equipment depreciation	545,754	339,486
Intangible assets amortization	3,790	3,564
Right-of-use assets amortization	26,296	15,179
Energy transportation	7,693	14,330
Transportation and freights	53,748	40,782
Consumption of materials	26,692	21,572
Penalties	10,169	1,605
Maintenance	71,748	54,153
Canons and royalties	201,896	105,575
Rental and insurance	58,491	20,209
Surveillance and security	8,543	7,598
Taxes, rates and contributions	8,735	2,906
Other	9,736	7,070
Total charges of the period	2,079,034	1,243,205

Exchange differences on translation	44,088	93,739

Less: Inventories at the end of the period	(407,639)	(353,019)
Total cost of sales	2,050,997	1,214,020

36

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NOTES TO THE UNAUDITED CONSOLIDATED CONDENSED INTERIM FINANCIAL STATEMENTS (Continuation)
For the nine-month period ended September 30, 2026, presented on comparative basis.
(In millions of Argentine Pesos (“$”))

NOTE 10: OTHER ITEMS OF THE STATEMENT OF COMPREHENSIVE INCOME

10.1 Selling expenses

	09.30.2026	09.30.2025
Salaries and social security charges	5,629	4,646
Employees benefits	280	218
Fees and compensation for services	3,475	1,841
Property, plant and equipment depreciation	-	8
Taxes, rates and contributions	27,385	17,807
Transportation and freights	87,982	58,048
Other	2,298	1,190
Total selling expenses	127,049	83,758

10.2 Administrative expenses

	09.30.2026	09.30.2025
Salaries and social security charges	75,979	57,098
Employees benefits	7,271	6,689
Defined benefit plans	5,709	7,121
Fees and compensation for services	66,850	48,353
Compensation agreements	6,632	1,039
Directors' and Syndics' fees	6,292	5,672
Property, plant and equipment depreciation	9,220	7,712
Maintenance	2,575	2,813
Transport and per diem	3,127	1,496
Taxes, rates and contributions	17,572	10,389
Other	5,245	8,621
Total administrative expenses	206,472	157,003

10.3 Exploration expenses

	09.30.2026	09.30.2025
Geological and geophysical expenses	493	362
Total exploration expenses	493	362

37

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NOTES TO THE UNAUDITED CONSOLIDATED CONDENSED INTERIM FINANCIAL STATEMENTS (Continuation)
For the nine-month period ended September 30, 2026, presented on comparative basis.
(In millions of Argentine Pesos (“$”))

NOTE 10: (Continuation)

10.4 Other operating income and expenses

	09.30.2026	09.30.2025
Other operating income
Insurance recovery	8,120	17,442
Results for property, plant and equipment sale	729	118
Results for other assets sale and derecognition	5,488	1,247
Result from intangible assets sale	-	4,973
Recovery of provision for contingencies	1,552	18,692
Dividends received	3,565	4
Commercial interests	13,630	14,055
GasAR Plan	24,668	40,750
Contractual income	7,278	-
Other	5,403	6,139
Total other operating income	70,433	103,420

Other operating expenses
Provision for contingencies	(19,760)	(20,487)
Provision for environmental remediation	(244)	(6,981)
Results for property, plant and equipment derecognition	(3,513)	(66)
Results for other assets sale and derecognition	(3,602)	(34)
Tax on bank transactions	(25,319)	(21,817)
Donations and contributions	(4,251)	(1,921)
Institutional promotion	(1,650)	(1,038)
Costs of concessions agreements completion	(2,079)	(930)
Royalties GasAR Plan	(3,325)	(5,565)
Incident costs	(1,044)	(5,436)
Restructuring costs	(34,805)	-
Project expenses	(8,733)	-
Other	(11,159)	(9,135)
Total other operating expenses	(119,484)	(73,410)

38

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NOTES TO THE UNAUDITED CONSOLIDATED CONDENSED INTERIM FINANCIAL STATEMENTS (Continuation)
For the nine-month period ended September 30, 2026, presented on comparative basis.
(In millions of Argentine Pesos (“$”))

NOTE 10: (Continuation)

10.5 Financial results

	09.30.2026	09.30.2025
Financial income
Financial interests	17,671	46,904
Other interests	1,465	621
Total financial income	19,136	47,525

Financial costs
Financial interests (1)	(168,319)	(125,203)
Commercial and other interests	(44)	(331)
Fiscal interests	(29,511)	(49,012)
Bank and other financial expenses	(5,236)	(5,871)
Total financial costs	(203,110)	(180,417)

Other financial results
Foreign currency exchange difference, net	21,409	34,757
Changes in the fair value of financial instruments	35,634	128,438
Result from present value measurement	(27,532)	(1,953)
Result from repurchase of CB	354	2,370
Other financial results	1,008	(121)
Total other financial results	30,873	163,491
Total financial results, net	(153,101)	30,599

(1)	Net of $ 17,392 million and $ 4,104 million of borrowing costs capitalized in property, plant and equipment corresponding to the nine-month periods ended September 30, 2026 and 2025 respectively.

39

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NOTES TO THE UNAUDITED CONSOLIDATED CONDENSED INTERIM FINANCIAL STATEMENTS (Continuation)
For the nine-month period ended September 30, 2026, presented on comparative basis.
(In millions of Argentine Pesos (“$”))

NOTE 10: (Continuation)

10.6 Income tax

The breakdown of income tax charge is:

	09.30.2026	09.30.2025
Current tax	236,051	70,767
Deferred tax	(180,191)	195,766
Difference between previous fiscal year income tax provision and the income tax statement	(27,551)	747
Total income tax - Loss	28,309	267,280

Below is a reconciliation between income tax expense and the amount resulting from application of the tax rate on the profit before taxes:

	09.30.2026	09.30.2025
Profit before income tax	766,001	527,724
Current income tax rate	35%	35%
Income tax at the statutory tax rate	268,100	184,703
Share of profit from companies	(100,493)	(46,587)
Effects of exchange differences and other results associated with the valuation of the currency, net	65,210	289,395
Effects of valuation of property, plant and equipment, intangible assets and financial assets	(429,556)	(280,048)
Difference between previous fiscal year income tax provision and deferred tax and the income tax statement	26,501	709
Effect for tax inflation adjustment	196,852	105,531
Other	1,695	13,577
Total income tax - Loss	28,309	267,280

40

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NOTES TO THE UNAUDITED CONSOLIDATED CONDENSED INTERIM FINANCIAL STATEMENTS (Continuation)
For the nine-month period ended September 30, 2026, presented on comparative basis.
(In millions of Argentine Pesos (“$”))

NOTE 11: NON-FINANCIAL ASSETS AND LIABILITIES

11.1	Property, plant and equipment

	Original values
Type of good	At the beginning	Increases (1)	Transfers	Decreases	Impairment	Traslation effect	At the end

Lands	15,313	-	-	-	-	652	15,965
Buildings	258,531	-	373	-	-	11,065	269,969
Vehicles	12,488	1,262	89	(71)	-	722	14,490
Furniture and fixtures, tools and software and communication equipment	79,915	1,634	2,526	(325)	-	3,946	87,696
Thermal generation plants	1,874,712	325	7,832	(3,617)	-	80,010	1,959,262
Renewable generation plants	1,032,611	49	(576)	-	-	45,854	1,077,938
Mining property, wells and drilling equipment	3,715,256	-	939,572	-	-	197,168	4,851,996
Drilling and work in progress	913,848	1,380,921	(949,816)	(2)	-	52,004	1,396,955
Other goods	756	-	-	-	-	32	788
Total at 09.30.2026	7,903,430	1,384,191	-	(4,015)	-	391,453	9,675,059
Total at 09.30.2025	4,525,269	887,228	-	(1,080)	(12,454)	1,663,970	7,062,933

(1) Includes $ 17,392 million and $ 4,104 million of borrowing costs capitalized for the nine-month periods ended September 30, 2026 and 2025. respectively

41

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NOTES TO THE UNAUDITED CONSOLIDATED CONDENSED INTERIM FINANCIAL STATEMENTS (Continuation)
For the nine-month period ended September 30, 2026, presented on comparative basis.
(In millions of Argentine Pesos (“$”))

NOTE 11: (Continuation)

	Depreciation						Net book values
Type of good	At the beginning	Decreases	For the period	Impairment	Traslation effect	At the end	At the end	At 12.31.2025

Lands	-	-	-	-	-	-	15,965	15,313
Buildings	(113,562)	-	(7,825)	-	(5,263)	(126,650)	143,319	144,969
Vehicles	(9,214)	71	(1,184)	-	(536)	(10,863)	3,627	3,274
Furniture and fixtures, tools and software and communication equipment	(57,755)	318	(6,638)	-	(3,125)	(67,200)	20,496	22,160
Thermal generation plants	(924,355)	113	(103,251)	-	(44,636)	(1,072,129)	887,133	950,357
Renewable generation plants	(162,656)	-	(37,388)	-	(10,765)	(210,809)	867,129	869,955
Mining property, wells and drilling equipment	(1,829,565)	-	(398,679)	-	(98,108)	(2,326,352)	2,525,644	1,885,691
Drilling and work in progress	-	-	-	-	-	-	1,396,955	913,848
Other goods	(736)	-	(9)	-	(31)	(776)	12	20
Total at 09.30.2026	(3,097,843)	502	(554,974)	-	(162,464)	(3,814,779)	5,860,280
Total at 09.30.2025	(1,834,736)	1,014	(347,206)	3,079	(670,838)	(2,848,687)	4,214,246
Total at 12.31.2025								4,805,587

42

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NOTES TO THE UNAUDITED CONSOLIDATED CONDENSED INTERIM FINANCIAL STATEMENTS (Continuation)
For the nine-month period ended September 30, 2026, presented on comparative basis.
(In millions of Argentine Pesos (“$”))

NOTE 11: (Continuation)

11.2 Intangible assets

	Original values
Type of good	At the beginning	Increases	Decreases	Impairment	Traslation effect
						At the end

Concession agreements	2,692	-	-	-	1,117	3,809
Goodwill	50,354	-	-	-	2,146	52,500
Intangible identified in acquisitions of companies	100,795	-	-	-	4,295	105,090
Digital assets	1,623	2,002	-	(114)	159	3,670
Total at 09.30.2026	155,464	2,002	-	(114)	7,717	165,069
Total at 09.30.2025	113,512	2,309	(5,457)	(339)	36,628	146,653

	Amortization
Type of good	At the beginning	For the period	Traslation effect
				At the end

Concession agreements	(2,692)	-	(1,117)	(3,809)
Intangible identified in acquisitions of companies	(22,396)	(3,790)	(1,151)	(27,337)
Total at 09.30.2026	(25,088)	(3,790)	(2,268)	(31,146)
Total at 09.30.2025	(14,342)	(3,564)	(4,677)	(22,583)

	Net book values
Type of good	At the end	At 12.31.2025

Goodwill	52,500	50,354
Intangible identified in acquisitions of companies	77,753	78,399
Digital assets	3,670	1,623
Total at 09.30.2026	133,923
Total at 09.30.2025	124,070
Total at 12.31.2025		130,376

43

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NOTES TO THE UNAUDITED CONSOLIDATED CONDENSED INTERIM FINANCIAL STATEMENTS (Continuation)
For the nine-month period ended September 30, 2026, presented on comparative basis.
(In millions of Argentine Pesos (“$”))

NOTE 11: (Continuation)

11.3 Deferred tax assets and liabilities

The composition of the deferred tax assets and liabilities is as follows:

	09.30.2026	12.31.2025
Tax loss carryforwards	12,661	1,958
Property, plant and equipment, right-of-use assets, intangible assets and inventories	263,341	42,449
Derivatives	84,250	-
Trade and other receivables	7,301	296
Other assets	1,401	5,494
Provisions and other non-deductible liabilities	51,600	72,709
Deferred tax asset	420,554	122,906
Property, plant and equipment, intangible assets and inventories	(69,599)	(71,845)
Investments in companies	(16,883)	(14,832)
Financial assets at fair value through profit and loss	(20,524)	(28,945)
Derivatives	-	(23,593)
Trade and other receivables	(28,467)	(2,719)
Provisions and other non-deductible liabilities	(24)	(23)
Deferred tax liability	(135,497)	(141,957)

Deferred tax assets and liabilities are offset only when there is a legally enforceable right to offset tax assets and liabilities; and when deferred income tax charges are associated with the same fiscal authority. Therefore, they are disclosed in the Consolidated Condensed Interim Statement of Financial Position:

	09.30.2026	12.31.2025
Deferred tax asset, net	355,636	62,442
Deferred tax liability, net	(70,579)	(81,493)

44

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NOTES TO THE UNAUDITED CONSOLIDATED CONDENSED INTERIM FINANCIAL STATEMENTS (Continuation)
For the nine-month period ended September 30, 2026, presented on comparative basis.
(In millions of Argentine Pesos (“$”))

NOTE 11: (Continuation)

11.4 Inventories

	09.30.2026	12.31.2025
Current
Materials and spare parts	262,741	229,357
Advances to suppliers	18,291	13,326
In process and finished products	126,607	92,831
Total (1)	407,639	335,514

(1)	It includes impairment loss as a result of the performed recoverability assessment for $ 1,069 million (US$ 0.74 million), $ 584 million (US$ 0.55 million) and $ 367 million (US$ 0.36 million) for the nine-month periods ended September 30, 2026 and 2025 and for the year ended December 31, 2025, respectively.

11.5 Provisions

	09.30.2026	12.31.2025
Non-current
Contingencies	43,111	77,937
Asset retirement obligation and wind turbines decommisioning	46,229	41,624
Environmental remediation	25,303	25,990
Other provisions	1	-
Total non-current	114,644	145,551

Current
Contingencies	167	-
Asset retirement obligation and wind turbines decommisioning	6,657	6,877
Environmental remediation	5,335	5,319
Other provisions	4,179	6,356
Total current	16,338	18,552

45

Free translation from the original prepared in Spanish for publication in Argentina

NOTES TO THE UNAUDITED CONSOLIDATED CONDENSED INTERIM FINANCIAL STATEMENTS (Continuation)
For the nine-month period ended September 30, 2026, presented on comparative basis.
(In millions of Argentine Pesos (“$”))

NOTE 11: (Continuation)

The evolution of provisions is shown below:

	09.30.2026
	Contingencies	Asset retirement obligation and wind turbines decommisioning	Environmental remediation

At the beginning of the year	77,937	48,501	31,309
Increase	15,818	2,691	244
Utilization	(47,425)	(501)	(201)
Exchange differences on translation	(1,526)	2,195	1,377
Decrease	(1,526)	-	(2,091)
At the end of the period	43,278	52,886	30,638

	09.30.2025
	Contingencies	Asset retirement obligation and wind turbines decommisioning	Environmental remediation

At the beginning of the year	98,546	30,350	18,465
Increase	19,644	2,533	6,150
Utilization	(1,950)	(1,126)	(64)
Exchange differences on translation	14,638	9,973	6,550
Decrease	(49,194)	(1,560)	(941)
At the end of the period	81,684	40,170	30,160

Provision for lawsuits and contingencies

In the lawsuit filed by POSA for alleged breaches of the Assignment Agreement executed in 2016, on March 31, 2026, the National Chamber of Appeals in Commercial Matters disallowed the appeal for nullity filed by the Company against the Final Award. As of the issuance date of these Consolidated Condensed Interim Financial Statements, the Company has settled all obligations due.

46

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NOTES TO THE UNAUDITED CONSOLIDATED CONDENSED INTERIM FINANCIAL STATEMENTS (Continuation)
For the nine-month period ended September 30, 2026, presented on comparative basis.
(In millions of Argentine Pesos (“$”))

NOTE 11: (Continuation)

11.6 Income tax and minimum notional income tax provision

	09.30.2026	12.31.2025
Non-current
Income tax	39,919	32,508
Minimum notional income tax	2,493	6,026
Total non-current	42,412	38,534

Current
Income tax	236,859	120,939
Total current	236,859	120,939

11.7 Tax liabilities

	09.30.2026	12.31.2025
Non-current
Payment plans	293,912	309,156
Total non-current	293,912	309,156

Current
Value added tax	60,717	3,460
Personal assets tax provision	15,544	15,770
Tax withholdings to be deposited	18,253	16,002
Payment plans	21,448	19,907
Royalties	30,476	17,186
Other	5,285	9,148
Total current	151,723	81,473

47

Free translation from the original prepared in Spanish for publication in Argentina

NOTES TO THE UNAUDITED CONSOLIDATED CONDENSED INTERIM FINANCIAL STATEMENTS (Continuation)
For the nine-month period ended September 30, 2026, presented on comparative basis.
(In millions of Argentine Pesos (“$”))

NOTE 12: FINANCIAL ASSETS AND LIABILITIES

12.1	Financial assets at fair value through profit and loss

	09.30.2026	12.31.2025
Non-current
Shares	51,360	48,275
Total non-current	51,360	48,275

Current
Government securities	590,373	448,832
Corporate bonds	7,588	68,219
Shares	-	4,042
Mutual funds	164,816	12,023
Total current	762,777	533,116

12.2	Trade and other receivables

	09.30.2026	12.31.2025
Non-current
Receivables under judicial collection	34,986	-
Trade receivables	34,986	-

Non-current
Advances to suppliers	87,385	60,604
Tax credits	4,810	50
Prepaid expenses	145	1,723
Contractual indemnity receivable	-	592
Guarantee deposits	13	4
Other	788	58
Other receivables	93,141	63,031
Total non-current	128,127	63,031

48

Free translation from the original prepared in Spanish for publication in Argentina

NOTES TO THE UNAUDITED CONSOLIDATED CONDENSED INTERIM FINANCIAL STATEMENTS (Continuation)
For the nine-month period ended September 30, 2026, presented on comparative basis.
(In millions of Argentine Pesos (“$”))

NOTE 12: (Continuation)

	Note	09.30.2026	12.31.2025
Current
Receivables		507,995	361,965
CAMMESA		272,963	171,648
Related parties	16	10,811	11,577
Impairment of financial assets		(1,481)	(29,085)
Trade receivables, net		790,288	516,105

Current
Related parties	16	214,464	6,659
Tax credits		141,206	84,377
Prepaid expenses		31,501	26,730
Guarantee deposits (1)		418,982	207,186
Expenses to be recovered		5,710	4,681
Receivables for sale of assets		-	13,095
GasAr Plan		40,037	22,904
Contractual indemnity receivable		1,459	2,783
Receivable for maintenance contract		1,379	878
Impairment of other receivables		(56)	(1,008)
Other		8,251	9,336
Other receivables, net		862,933	377,621

Total current		1,653,221	893,726

(1)	Includes guarantee deposits on derivatives amounting for $ 416,781 million and $ 205,627 million as of September 30, 2026, and December 31, 2025, respectively.

Due to the short-term nature of trade and other receivables, their book value is not considered to differ from their fair value. For non-current trade and other receivables, fair values do not significantly differ from book values.

49

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NOTES TO THE UNAUDITED CONSOLIDATED CONDENSED INTERIM FINANCIAL STATEMENTS (Continuation)
For the nine-month period ended September 30, 2026, presented on comparative basis.
(In millions of Argentine Pesos (“$”))

NOTE 12: (Continuation)

The movements in the impairment of financial assets are as follows:

	09.30.2026	09.30.2025
At the beginning of the year	29,085	833
Increase	6,312	6,398
Decrease	(10,340)	(425)
Reclasification	(23,549)	-
Exchange differences on translation	(27)	13
At the end of the period	1,481	6,819

The movements in the impairment of other receivables are as follows:

	09.30.2026	09.30.2025
At the beginning of the year	1,008	14
Increase	746	17
Decrease	(1,702)	(11)
Exchange differences on translation	4	1
At the end of the period	56	21

12.3	Cash and cash equivalents
	09.30.2026	12.31.2025
Cash	304	291
Banks	260,812	487,206
Term deposit	16	16
Mutual funds	546,303	566,946
Total	807,435	1,054,459

50

Free translation from the original prepared in Spanish for publication in Argentina

NOTES TO THE UNAUDITED CONSOLIDATED CONDENSED INTERIM FINANCIAL STATEMENTS (Continuation)
For the nine-month period ended September 30, 2026, presented on comparative basis.
(In millions of Argentine Pesos (“$”))

NOTE 12: (Continuation)

12.4	Borrowings

	09.30.2026	12.31.2025
Non-current
Financial borrowings	85,710	65,475
Corporate bonds	3,998,229	2,618,272
Total non-current	4,083,939	2,683,747

Current
Bank overdrafts	103	-
Financial borrowings	36,292	47,738
Corporate bonds	76,335	22,204
Total current	112,730	69,942
Total	4,196,669	2,753,689

As of September 30, 2026, and December 31, 2025 the fair value of the Company’s CB amounts approximately to $ 3,944,381 million and $ 2,666,318 million, respectively. Such values were calculated on the basis of the determined market price of the Company’s CB at the end of each period or year (fair value Level 1).

The carrying amounts of short-term borrowings approximate their fair value due to their short-term maturity.

The long-term borrowings were measured at amortized cost, which does not differ significantly from their fair value.

As of the issuance of these Consolidated Condensed Interim Financial Statements, the Company is in compliance with the covenants provided for in its indebtedness´ contracts.

51

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NOTES TO THE UNAUDITED CONSOLIDATED CONDENSED INTERIM FINANCIAL STATEMENTS (Continuation)
For the nine-month period ended September 30, 2026, presented on comparative basis.
(In millions of Argentine Pesos (“$”))

NOTE 12: (Continuation)

12.4.1 Borrowings´ evolution:

The evolution of the consolidated borrowings for the nine-month periods ended September 30, 2026 and 2025 is disclosed below:

	09.30.2026	09.30.2025
Borrowings at the beginning of the year	2,753,689	2,145,013
Proceeds from borrowings	1,224,838	665,797
Payment of borrowings	(44,190)	(153,301)
Accrued interest	168,319	125,203
Payment of interests	(129,358)	(141,214)
Repurchase and redemption of CB	(2,832)	(806,076)
Result from repurchase of CB	(354)	(2,370)
Borrowing costs capitalized in property, plant and equipment	17,392	4,104
Exchange differences on translation	209,165	584,743
Borrowings at the end of the period	4,196,669	2,421,899

12.4.2 CB Issuance Program and frequent issuer prospectus

The latest update of the CB global program and the frequent issuer prospectus, including information as of December 31, 2025, was approved by CNV Resolutions No. RE-2026-27928092-APN-GE#CNV and No. RE-2026-27853437-APN-GE#CNV dated March 18, 2026.

On April 7, 2026, the Company’s Ordinary and Extraordinary General Shareholders’ Meeting resolved to approve the CB Issuance Program’s term extension for an additional five-year period as from December 9, 2026, the Program’s expiration date.

52

Free translation from the original prepared in Spanish for publication in Argentina

NOTES TO THE UNAUDITED CONSOLIDATED CONDENSED INTERIM FINANCIAL STATEMENTS (Continuation)
For the nine-month period ended September 30, 2026, presented on comparative basis.
(In millions of Argentine Pesos (“$”))

NOTE 12: (Continuation)

12.4.3 CB

On April 1, 2026, the Company issued the local Class 27 CB for a face value of US$ 200 million, at a fixed 5.49% annual interest rate and maturing on April 1, 2029.

Additionally, on May 21, 2026, the Company reopened the international Class 26 CB for a face value of US$ 500 million, at a fixed 7.75% annual interest rate and with a 7.60% yield, maturing in November 2037. As a result, the total outstanding face value of Class 26 CB amounts to US$ 950 million.

On August 21, 2026, the Company issued local Class 28 CB for a face value of US$ 138 million, at a 5.50% fixed annual interest rate and maturing on August 21, 2030.

Post-closing, the Company issued local Class 29 CB for a face value of US$ 220 million, at a 6.50% fixed annual interest rate and maturing on November 2, 2030.

12.4.4 Partial Application of Proceeds

In compliance with the provisions of CNV General Resolution No. 1,095/25, the Company hereby reports, as a sworn statement, that, as of September 30, 2026, it has partially applied a total of US$ 799 million of the issued amount of Class 26 CB, with US$ 151 million remaining pending application, corresponding to the May 2026 reopening. Additionally, the Company has fully applied the issued amount of Class 27 CB, totaling US$ 200 million.

In accordance with the use of proceeds disclosed in the CB issuance documents, the Company reports that such proceeds have been applied as follows: (a) regarding Class 26 CB: (i) placement agents’ fees and other issuance expenses; (ii) working capital contributions in Argentina; (iii) investments in property, plant and equipment in Argentina; and (iv) capital contributions to controlled or related companies, acquisition of equity interests and/or financing of their business operations; and (b) regarding Class 27 CB: (i) investments in property, plant and equipment in Argentina; and (ii) refinancing of existing liabilities.

In addition, as of September 30, 2026, US$ 138 million, corresponding to the issued amount of Class 28 CB, remains pending application.

12.4.5 Bank borrowings

During the nine-month period ended September 30, 2026, the Company took out net bank debt of US$ 2.4 million (totaling US$ 34.1 million, net of repayments of US$ 31.7 million). Post-closing, the Company took out bank debt of US$ 28 million.

53

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NOTES TO THE UNAUDITED CONSOLIDATED CONDENSED INTERIM FINANCIAL STATEMENTS (Continuation)
For the nine-month period ended September 30, 2026, presented on comparative basis.
(In millions of Argentine Pesos (“$”))

NOTE 12: (Continuation)

12.5	Trade and other payables

	Note	09.30.2026	12.31.2025
Non-current
Customer guarantees		36	35
Trade payables		36	35

Compensation agreements		87,056	102,166
Leases liability		15,122	21,442
Contractual penalty debt		-	592
Other		696	696
Other payables		102,874	124,896
Total non-current		102,910	124,931

Current
Suppliers		356,195	455,296
Customer advances		3,473	19,512
Related parties	16	47,397	42,241
Trade payables		407,065	517,049

Compensation agreements		26,057	19,851
Leases liability		18,734	31,264
Contractual penalty debt		1,234	2,367
Various creditors		5,956	6,280
Other payables		51,981	59,762

Total current		459,046	576,811

Due to the short-term nature of trade and other payables, its book value is not considered to differ from their fair value. For other non-current liabilities, fair values do not significantly differ from book values.

54

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NOTES TO THE UNAUDITED CONSOLIDATED CONDENSED INTERIM FINANCIAL STATEMENTS (Continuation)
For the nine-month period ended September 30, 2026, presented on comparative basis.
(In millions of Argentine Pesos (“$”))

NOTE 12: (Continuation)

12.6	Fair value of financial instruments

The following table shows the Company’s financial assets and liabilities measured at fair value as of September 30, 2026 and December 31, 2025:

As of September 30, 2026	Level 1	Level 2	Level 3	Total
Assets
Financial assets at fair value through profit and loss
Government securities	590,373	-	-	590,373
Corporate bonds	7,588	-	-	7,588
Mutual funds	164,816	-	-	164,816
Shares	3,152	-	48,208	51,360
Cash and cash equivalents
Mutual funds	546,303	-	-	546,303
Other receivables
Guarantee deposits	58,562	-	-	58,562
Total assets	1,370,794	-	48,208	1,419,002

Derivatives	-	252,764	-	252,764
Total liabilities	-	252,764	-	252,764

As of December 31, 2025	Level 1	Level 2	Level 3	Total
Assets
Financial assets at fair value through profit and loss
Government securities	448,832	-	-	448,832
Corporate bonds	68,219	-	-	68,219
Mutual funds	12,023	-	-	12,023
Shares	7,066	-	45,251	52,317
Cash and cash equivalents
Mutual funds	566,946	-	-	566,946
Derivatives	-	75,562	-	75,562
Other receivables
Guarantee deposits	205,161	-	-	205,161
Total assets	1,308,247	75,562	45,251	1,429,060

55

Free translation from the original prepared in Spanish for publication in Argentina

NOTES TO THE UNAUDITED CONSOLIDATED CONDENSED INTERIM FINANCIAL STATEMENTS (Continuation)
For the nine-month period ended September 30, 2026, presented on comparative basis.
(In millions of Argentine Pesos (“$”))

NOTE 12: (Continuation)

The techniques used for the measurement of assets and liabilities at fair value through profit and loss, classified as Level 2 and 3, are detailed below:

-	Derivatives: calculated from variations between market prices at the closing date of the period, and the amount at the time of the contract.
-	Shares: it was determined using the income-based approach through the “Indirect Cash Flow” method, that is, the net present value of expected future cash flows, mainly through the collection of dividends taking into consideration the equity interest in TJSM and TMB thermal plants and discount rate of 16.9%. The projections used were prepared based on estimates regarding the future behavior of certain sensitive variables, including: (i) the dividend distribution policy; (ii) prices for energy traded on the spot market; (iii) projections of plants availability and dispatch; (iv) evolution of structural costs and expenses and; (v) macroeconomic variables such as inflation rates and exchange rates, among others. The Company recognized results arising from changes in the fair value of financial instruments classified as Level 3 under the “Other financial results” line item in the Statement of Comprehensive Income. Actual values obtained may vary significantly from those projected, mainly due to: i) the timing and magnitude of dividend distributions; ii) the timing and magnitude of energy prices increases; and/or iii) costs evolution. The Company estimates that any sensitivity analysis that considers changes in any of the estimates taken individually may lead to distorting conclusions, generating an adverse effect on the Company’s results.
12.7	Hedge accounting

During 2025 and 2026, the Company entered into forward crude oil sale contracts, without physical delivery, and designated a portion of these derivatives as cash flow hedges.

The Company applies cash flow hedge accounting to certain transactions to manage the international reference price risk associated with a specific volume of forecasted crude oil sales for the May 2025-May 2027 period, thereby ensuring stable cash flows.

As of September 30, 2026, the fair value of forward crude oil sale contracts designated as hedges amounts to a $ 241,218 million (US$ 169 million) loss, recognized in other comprehensive income or loss as the hedge is considered to be effective; this amount is expected to be fully reclassified to profit or loss during the October 2026-May 2027 period, as the hedged crude oil sales are recognized in earnings.

The amount reclassified from other comprehensive income or loss to sales revenue, from designated hedges, resulted in a $ 207,278 million (US$ 143 million) loss during the nine-month period ended September 30, 2026. In addition, a $ 4,679 million (US$ 3.1 million) loss corresponding to the ineffective portion of the hedge was recognized within financial results.

The contracts are entered into in markets or with financial institutions with high credit ratings; therefore, the Company considers that there are no significant credit risks to its operations as a result of its derivative activities.

56

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NOTES TO THE UNAUDITED CONSOLIDATED CONDENSED INTERIM FINANCIAL STATEMENTS (Continuation)
For the nine-month period ended September 30, 2026, presented on comparative basis.
(In millions of Argentine Pesos (“$”))

NOTE 13: EQUITY COMPONENTS

13.1	Share Capital

As of September 30, 2026, the capital stock amounts to $ 1,344 million, including $ 4 million of treasury shares.

To comply with the provisions established by the CNV, the breakdown of the translation differences originated in the share capital and capital adjustment accounts is detailed below:

	09.30.2026
	Share capital	Share capital adjustment
At the beginning of the year	51,216	267,965
Variation of the period	1,475	7,703
At the end of the period	52,691	275,668

	09.30.2025
	Share capital	Share capital adjustment
At the beginning of the year	35,932	187,995
Variation of the period	12,575	65,797
At the end of the period	48,507	253,792

13.2	Earnings per share

Basic earnings per share are calculated by dividing the result attributable to the Company’s equity holders by the weighted average of outstanding common shares during the year. Diluted earnings per share are calculated by adjusting the weighted average of outstanding common shares to reflect the conversion of all dilutive potential common shares.

Potential common shares will be deemed dilutive only when their conversion into common shares may reduce the earnings per share or increase losses per share of the continuing operations. Potential common shares will be deemed anti-dilutive when their conversion into common shares may result in an increase in the earnings per share or a decrease in the losses per share of the continuing operations.

57

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NOTES TO THE UNAUDITED CONSOLIDATED CONDENSED INTERIM FINANCIAL STATEMENTS (Continuation)
For the nine-month period ended September 30, 2026, presented on comparative basis.
(In millions of Argentine Pesos (“$”))

NOTE 13: (Continuation)

The calculation of diluted earnings per share does not entail a conversion, the exercise or another issuance of shares which may have an anti-dilutive effect on the losses per share, and where the option exercise price is higher than the average price of ordinary shares during the period, no dilutive effect is recorded, being the diluted earning per share equal to the basic. As of September 30, 2026 and 2025, the Company does not hold any significant potential dilutive shares, therefore there are no differences with the basic earnings per share.

	09.30.2026	09.30.2025
Earning attributable to equity holders of the Company	731,349	260,777
Weighted average amount of outstanding shares	1,348	1,360
Basic and diluted earnings per share	542.54	191.75

13.3	Distribution of profits

Dividends distributed to individuals, undivided estates or beneficiaries residing abroad derived from profits generated during fiscal years beginning on or after January 1, 2018 are subject to a 7% withholding tax. The distribution of dividends is made based on the Company’s Stand-Alone Financial Statements.

The Company may pay and distribute dividends and any other type of profits to its shareholders, except if: (i) there is an event of breach; or (ii) the Company is not in a position to incur debt under the indentures governing the Class 21, Class 23, Additional Class 23, Class 26 and Additional Class 26 CB. As of the date of issuance of these Consolidated Condensed Interim Financial Statements, the Company has complied with all commitments set forth in the indentures governing the above-mentioned CB.

13.4	Capital reduction

On April 7, 2026, the Company’s Ordinary and Extraordinary General Shareholders’ Meeting resolved to reduce the share capital by the sum of $ 19,920,279 and, consequently, to cancel the treasury shares held by the Company and its subsidiaries as of the business day immediately preceding the Meeting, which amounted to 19,920,279 shares. This reduction was registered with the Public Registry on May 29, 2026.

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NOTES TO THE UNAUDITED CONSOLIDATED CONDENSED INTERIM FINANCIAL STATEMENTS (Continuation)
For the nine-month period ended September 30, 2026, presented on comparative basis.
(In millions of Argentine Pesos (“$”))

NOTE 14: STATEMENT OF CASH FLOWS’ COMPLEMENTARY INFORMATION

14.1	Adjustments to reconcile net profit to cash flows from operating activities

	Note	09.30.2026	09.30.2025
Income tax	10.6	28,309	267,280
Accrued interest		178,367	120,964
Depreciations and amortizations	9, 10.1 and 10.2	585,060	365,949
Share of profit from associates and joint ventures	5.1.2	(287,123)	(133,104)
Results for property, plant and equipment sale and derecognition	10.4	2,784	(52)
Results for other assets sale and derecognition	10.4	(1,886)	(1,213)
Results for intangible assets sales	10.4	-	(4,973)
Impairment of property, plant and equipment, intangible assets and inventories		1,181	10,298
(Recovery of impairment) Impairment of financial assets		(4,300)	6,067
Result from present value measurement	10.5	27,532	1,953
Changes in the fair value of financial instruments		(11,967)	(107,737)
Exchange differences, net		(21,854)	(53,297)
Result from repurchase of CB	10.5	(354)	(2,370)
Costs of concessions agreements completion	10.4	2,079	930
Restructuring costs		14,235	-
Provision for contingecies, net	10.4	18,208	1,795
Provision for environmental remediation	10.4	244	6,981
Accrual of defined benefit plans	9 and 10.2	8,180	10,258
Compensation agreements	10.2	6,632	1,039
Earned dividends	10.4	(3,565)	(4)
Other		1,010	45
Adjustments to reconcile net profit to cash flows from operating activities		542,772	490,809

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NOTES TO THE UNAUDITED CONSOLIDATED CONDENSED INTERIM FINANCIAL STATEMENTS (Continuation)
For the nine-month period ended September 30, 2026, presented on comparative basis.
(In millions of Argentine Pesos (“$”))

NOTE 14: (Continuation)

14.2	Changes in operating assets and liabilities

	09.30.2026	09.30.2025
Increase in trade receivables and other receivables	(789,575)	(242,578)
Increase in inventories	(29,097)	(29,721)
Increase in trade and other payables	20,596	94,480
Decrease in salaries and social security payables	343	2,628
Defined benefit plans payments	(3,484)	(2,210)
Increase in tax liabilities	79,839	19,346
Decrease in provisions	(57,121)	(9,059)
Income tax payment	(84,774)	-
(Payments) Collections for derivatives, net	(209,007)	10,250
Changes in operating assets and liabilities	(1,072,280)	(156,864)

14.3	Significant non-cash transactions

	09.30.2026	09.30.2025

Acquisition of property, plant and equipment through an increase in trade payables	(91,721)	(124,692)
Borrowing costs capitalized in property, plant and equipment	(17,392)	(4,104)
Decrease in other receivables through an increase in financial assets at fair value through profit or loss	146,600	-
Collection of dividends from joint ventures through financial assets	-	53,026
Payment of borrowings through financial assets at amortized cost transfer	-	(10,330)
Compensation of income tax throught a decrease in tax credits	(60,050)	-
Increase in other receivables through a decrease in financial assets at fair value through profit or loss	-	(217,046)
Increase in right-of-use assets through an increase in other liabilities	-	(48,311)
Decrease in financial assets at fair value through profit or loss through a decrease in income tax liability	-	(4,030)

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NOTES TO THE UNAUDITED CONSOLIDATED CONDENSED INTERIM FINANCIAL STATEMENTS (Continuation)
For the nine-month period ended September 30, 2026, presented on comparative basis.
(In millions of Argentine Pesos (“$”))

NOTE 15: CONTINGENT LIABILITIES AND ASSETS

During the nine-month period ended September 30, 2026, the following changes were identified in relation to the contingent liabilities and assets reported in the Consolidated Financial Statements as of December 31, 2025:

15.1 Labor claim – “Compensating Fund” defined benefit plan

In one of the lawsuits filed against the Company concerning the application of an index (the CPI) to update the plan benefits, the National Chamber of Appeals in Labor Matters (“CNAT”) upheld the first-instance judgment dismissing the claim; this decision was appealed by the plaintiff before the Superior Court of Justice of the City of Buenos Aires (“TSJCABA”) and before the CSJN.

Moreover, in connection with the claims for alleged plan underfunding, the CSJN settled the jurisdictional dispute and ruled that the unconstitutionality appeal filed by the Company against the judgment of the Chamber of Appeals in Commercial Matters must be heard and decided by the TSJCABA.

15.2 Environmental claims

The CSJN dismissed the complaint in the lawsuit brought by the Association of Land Owners of Patagonia (“ASSUPA”), which mainly sought an order compelling the defendants to remediate the alleged environmental damage caused by hydrocarbon activities in the Neuquina Basin.

Furthermore, in the proceeding brought by ASSUPA for alleged environmental damage arising from hydrocarbon activities in the Austral Basin, the preliminary objection of defective pleading was upheld and the plaintiff was ordered to amend and restate its complaint. ASSUPA filed an appeal against such decision, which is pending resolution by the competent Court of Appeals.

15.3 Administrative claims

In the lawsuits brought by CTLL (currently Pampa) against the Argentine Government for non-compliance regarding the renewal of, and the recognition of costs associated with, the gas supply contracts, on March 10, 2026 and March 17, 2026, the Federal Court of Appeals in Administrative Litigation Matters resolved to grant the extraordinary appeals as to the existence of a federal question and to deny them as to the alleged arbitrariness. The Company filed direct appeals against such denial before the CSJN.

In the declaratory action initiated by the Company before the CSJN, following the declaration of termination of the concession over the Veta Escondida block by the Province of Neuquén, the Province of Neuquén and the Company executed a settlement agreement on March 4, 2026, approved by Provincial Executive Order No. 605/26, putting an end to the dispute. Upon the parties’ request, on June 10, 2026 the CSJN declared the judicial proceeding terminated.

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NOTES TO THE UNAUDITED CONSOLIDATED CONDENSED INTERIM FINANCIAL STATEMENTS (Continuation)
For the nine-month period ended September 30, 2026, presented on comparative basis.
(In millions of Argentine Pesos (“$”))

NOTE 15: (Continuation)

15.4 Civil and Commercial Claims

In the arbitration proceeding initiated by EcuadorTLC S.A. (currently PB18), in its capacity as assignee of the Ecuadorian company Petromanabí S.A., against the Republic of Ecuador, the Arbitration Court’s award is still pending.

During 2025 and 2026, the Company filed claims against ENARSA for breach of the agreements entered into under the GasAr Plan framework, seeking payment of certain overdue invoices for gas supply and Take-or-Pay (“TOP”) obligations totaling $ 57,612 million, plus interest. One of the claims is at the evidentiary stage, while the other two are at their initial stage.

NOTE 16: RELATED PARTIES´ BALANCES AND TRANSACTIONS

16.1 Balances with related parties

As of September 30, 2026	Trade receivables	Other receivables	Trade payables
	Current	Current	Current
Associates and joint ventures
CTB	5,996	17	3,610
TGS	3,710	214,001	26,467
Transener	113	249	261
VMOS	-	-	227
Other related parties
Loma Negra	838	-	-
SACDE	154	197	16,832
	10,811	214,464	47,397

As of December 31, 2025	Trade receivables	Other receivables	Trade payables
	Current	Current	Current
Associates and joint ventures
CTB	235	15	-
TGS	11,207	6,326	23,305
Transener	43	157	439
Other related parties
SACDE	92	161	18,497
	11,577	6,659	42,241

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NOTES TO THE UNAUDITED CONSOLIDATED CONDENSED INTERIM FINANCIAL STATEMENTS (Continuation)
For the nine-month period ended September 30, 2026, presented on comparative basis.
(In millions of Argentine Pesos (“$”))

NOTE 16: (Continuation)

16.2 Operations with related parties

Operations for the nine-month period	Sales of goods and services (1)		Purchases of goods and services (2)		Fees and compensation for services (3)		Other operating income (expenses), net (4)
	2026	2025	2026	2025	2026	2025	2026	2025
Associates and joint ventures
CTB	7,498	1,420	(2,808)	-	-	-	-	-
TGS	47,611	48,927	(128,158)	(86,706)	-	-	-	-
Transener	-	-	(634)	(458)	-	-	589	493

Other related parties
Fundación Pampa	-	-	-	-	-	-	(3,727)	(1,682)
Loma Negra	3,177	-	-	-	-	-	406	-
SACDE	-	-	(189,932)	(224,411)	(2,380)	(3,311)	459	421
Salaverri, Dellatorre, Burgio & Wetzler	-	-	-	-	(243)	(290)	-	-
Other	-	-	(1,434)	(38)	-	-	-	-
	58,286	50,347	(322,966)	(311,613)	(2,623)	(3,601)	(2,273)	(768)

(1)	Correspond mainly to advisory services provided in relation with technical assistance and sales of gas and energy.
(2)	Correspond mainly to natural gas transportation services, fuel purchases and other services imputed to cost of sales and selling expenses for $ 131,600 million and $ 87,191 million and infrastructure works contracted to SACDE charged in property, plant and equipment for $ 189,932 million and $ 224,384 million, of which $ 36, 949 million and $ 57,553 million, correspond to fees and general expenses calculated on the costs incurred by SACDE and/or Pampa to carry the works out for the nine-month periods ended September 30, 2026 and 2025, respectively.
(3)	Disclosed within administrative expenses.
(4)	Corresponds mainly to donations expenses and operating leases income.

Operations for the nine-month period	Loans granted, net		Financial income (1)		Dividends collection
	2026	2025	2026	2025	2026	2025
Associates and joint ventures
CIESA	-	-	-	-	-	53,026
Citelec	-	-	-	-	66,631	35,261
CTB	-	(13)	-	-	-	-
TGS	-	-	168	621	-	-

Other related parties
Oldelval	-	-	-	-	3,424	-
Other	-	-	-	-	141	4
	-	(13)	168	621	70,196	88,291

(1)	Correspond mainly to accrued interest on loans granted.

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NOTES TO THE UNAUDITED CONSOLIDATED CONDENSED INTERIM FINANCIAL STATEMENTS (Continuation)
For the nine-month period ended September 30, 2026, presented on comparative basis.
(In millions of Argentine Pesos (“$”))

NOTE 17: ASSETS AND LIABILITIES IN CURRENCIES OTHER THAN PESOS (1)

	Type	Amount in currencies other than pesos	Exchange rate (2)	Total 09.30.2026	Total 12.31.2025

ASSETS

NON-CURRENT ASSETS
Other receivables	US$	57.61	1,517.00	87,400	61,210
	EUR	0.01	1,721.80	12	-
Total non-current assets				87,412	61,210

CURRENT ASSETS

Financial assets at fair value through profit and loss	US$	372.49	1,517.00	565,067	525,329
Derivatives	US$	-	-	-	75,555
Trade and other receivables	US$	604.42	1,517.00	916,906	470,777
	CLP	9,300.05	1.56	14,505	11,073
	U$	0.03	37.70	1	43
	BOB	0.27	126.21	35	-
Cash and cash equivalents	US$	433.24	1,517.00	657,219	981,029
	CLP	150.23	1.56	234	31
	EUR	0.01	1,721.80	12	12
	BOB	0.004	126.21	1	-
Total current assets				2,153,980	2,063,849
Total assets				2,241,392	2,125,059

LIABILITIES

NON-CURRENT LIABILITIES
Provisions	US$	47.26	1,517.00	71,699	111,634
Borrowings	US$	2,692.12	1,517.00	4,083,939	2,683,747
Trade and other payables	US$	67.38	1,517.00	102,214	124,234
Total non-current liabilities				4,257,852	2,919,615

CURRENT LIABILITIES
Provisions	US$	7.87	1,517.00	11,936	12,140
Tax liabilities	US$	0.25	1,517.00	381	249
	CLP	755.63	1.56	1,179	381
	U$	6.50	37.70	245	1,472
Salaries and social security payable	CLP	2.50	1.56	4	4
Derivatives	US$	166.62	1,517.00	252,764	-
Borrowings	US$	74.24	1,517.00	112,627	69,942
Trade and other payables	US$	203.42	1,517.00	308,589	426,963
	EUR	7.19	1,721.80	12,388	6,454
	CLP	1.27	1.56	2	12
	BOB	0.04	126.21	5	5
	GBP	0.00	2,012.30	1	-
	U$	0.18	37.70	7	7
Total current liabilities				700,128	517,629
Total liabilities				4,957,980	3,437,244
Net Position Liability				(2,716,588)	(1,312,185)

(1)	Information presented to comply with CNV Rules.
(2)	Exchange rate in force on September 30, 2026 according to the BNA for pounds sterling (GBP), U.S. dollars (US$), euros (EUR), chilean pesos (CLP), bolivian pesos (BOB) and uruguayan pesos (U$).

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NOTES TO THE UNAUDITED CONSOLIDATED CONDENSED INTERIM FINANCIAL STATEMENTS (Continuation)
For the nine-month period ended September 30, 2026, presented on comparative basis.
(In millions of Argentine Pesos (“$”))

NOTE 18: INVESTMENT COMMITMENTS

Development projects in Vaca Muerta

Rincón de Aranda Development – RDA Project

Within the framework of the expansion of projects eligible for the RIGI established by PEN Executive Order No. 105/26 (see Note 2.8.2.3), on March 9, 2026, the Company, through its SPV Pampa Energía S.A. – Sucursal Dedicada Proyecto RDA, submitted an application to opt into the RIGI as a long-term strategic export project, associated with the development of new shale oil wells and the construction of related infrastructure in the Rincón de Aranda block (the “RDA Project”). MECON Resolution No. 1,025/26 approved this application, effective as from June 25, 2026.

The RDA Project consists of the exploitation of the Vaca Muerta formation in the Rincón de Aranda block, which covers a surface area of 237 km². The development contemplates the drilling and completion of a total of 259 horizontal wells with laterals of up to 3,000 meters, distributed across three productive levels. In parallel, a treatment and conditioning plant will be built with a capacity of 45,000 bbl/day of crude oil and 800,000 m³/day of gas, together with the oil and gas pipelines required for the evacuation of production and the final disposal of frac water.

It is worth highlighting that, in line with PEN Executive Order No. 105/26, existing wells are excluded from the scope of the approved RIGI, which only covers the new wells to be drilled by the SPV after the opt-in application submission.

The total estimated investment for the RDA Project amounts to approximately US$ 4,500 million, to be executed through 2041 in accordance with the approved investment plan.

UREA Project

On April 21, 2026, the Company, through its subsidiary FEPASAU, submitted an application to opt into the RIGI for the construction, operation and management of a 6,000-tn/d granulated urea production complex in Bahía Blanca, which will additionally produce ammonia and other fertilizers (the “UREA Project”). MECON Resolution No. 1,468/26 approved the UREA Project’s application for admission to the RIGI, effective August 3, 2026.

The UREA Project will be supplied with gas from Vaca Muerta, aims to produce 2.1 million tn/y of urea as from 2030, and further includes the construction of a desalination plant to supply water to the complex, storage silos and logistics infrastructure at the port of Bahía Blanca, including facilities for loading trucks and vessels for the export market, with a total estimated investment of US$ 2,700 million. The Project will take approximately 41 months to complete and will be undertaken by SACDE and Tecnimont, which will be in charge of the construction, and the engineering and procurement management, respectively, pursuant to the EPC Contract (an acronym for “Engineering, Procurement and Construction”) executed on July 17, 2026.

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NOTES TO THE UNAUDITED CONSOLIDATED CONDENSED INTERIM FINANCIAL STATEMENTS (Continuation)
For the nine-month period ended September 30, 2026, presented on comparative basis.
(In millions of Argentine Pesos (“$”))

NOTE 18: (Continuation)

In addition, on June 10, 2026, the Company, through its subsidiary FEPASAU, submitted an application for admission of the UREA Project to the Province of Buenos Aires Strategic Investment Regime; the application is currently being processed and pending approval by the relevant authority.

It is worth highlighting that on July 17, 2026, the Company’s Board of Directors approved the final investment decision for the Project, marking the Company’s entry into the fertilizer business, fertilizers being a commodity essential to agricultural production and global food security. Likewise, on that same date, the Company’s Board of Directors approved the granting of a guarantee in favor of FEPASAU to secure all of FEPASAU’s payment obligations under the EPC Contract.

The Project’s strategic location enables direct connection with the gas pipelines coming from Vaca Muerta, with one of the country’s main export ports, and with the Company’s thermal power plants and wind farms. Natural gas and electricity, inputs accounting for approximately 70% of the cost structure of urea production, will be supplied mainly by the Company. This reinforces the competitive advantages of the Company’s vertical integration and contributes to the Project’s operating efficiency and profitability.

On October 1, 2026, FEPASAU entered into a loan agreement with Itaú Unibanco S.A., Nassau Branch, for up to US$ 300 million to finance costs associated with the development and construction of the UREA Project. The loan is expected to be prepaid with the proceeds from the UREA Project’s structured financing. The financing has a 4-year term, with principal repayable at maturity, accrues interest at a variable rate of Term SOFR plus a stepped applicable margin, payable quarterly, and is backed by certain guarantees granted by the Company. On October 5, 2026, the first US$ 20 million disbursement was made.

NOTE 19: INCIDENT AT HINISA

During the period ended September 30, 2026, HINISA recorded $ 1,044 million losses for expenses related to the incident arising from the weather event that occurred on January 11, 2025, which forced the Nihuil II and III plants out of service, and received advance payments of $ 4,685 million, recognized under the insurance recovery line item, as reimbursement of cleaning and remediation costs.

On September 3, 2026, HINISA, together with the Province of Mendoza, Hidroelectricidad Mendocina S.A., Nación Seguros S.A. and La Meridional Compañía Argentina de Seguros S.A., entered into a payment and claim settlement agreement, which provides for a total payment of US$ 22.1 million to HINISA for property damage and loss of profit. HINISA has already received US$ 10.5 million as advance payments. Once the Agreement is ratified by the Governor of the Province of Mendoza, HINISA would collect the remaining balance of the agreed amount, equivalent to US$ 11.6 million. On October 23, 2026, subsequent to the closing, the executive order ratifying the agreement was published.

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NOTES TO THE UNAUDITED CONSOLIDATED CONDENSED INTERIM FINANCIAL STATEMENTS (Continuation)
For the nine-month period ended September 30, 2026, presented on comparative basis.
(In millions of Argentine Pesos (“$”))

NOTE 20: TERMINATION OF HYDROELECTRIC CONCESSIONS

In July 2026, HINISA submitted to the Province of Mendoza various technical, operating, labor and economic information and documentation associated with the end of the concession’s transition period and, together with the Ministry of Energy and Environment of the Province of Mendoza, it implemented all the necessary measures to ensure the orderly reversion of the assets and the subsequent safe operation of the power plant. On July 31, 2026, the Asset Handover Certificate was executed, thus completing the reversion process.

On July 28, 2026, PEN Executive Order No. 667/26 approved the National and International Open Call for Tenders, to be conducted jointly with the Province of Mendoza, for the granting of the new hydroelectric generation concession of the Los Nihuiles Complex. In turn, Executive Order No. 1,436/26 of the Province of Mendoza authorized the joint call for tenders and approved the corresponding bidding terms and conditions, which were submitted to the PEN for review. The tender provides for the sale of 100% of the share package of Hidroelectricidad Mendocina S.A. (“HEMSA”), which will take over the operation of the assets until December 31, 2026, or until the new concessionaire takes over, whichever occurs first. Furthermore, provision was made for the creation of an ad hoc evaluation committee for this procedure, made up of an equal number of representatives of the Federal Government and the Province of Mendoza.

On the other hand, the transition period for HIDISA’s concession expired on June 30, 2026. As of the date of issuance of these Consolidated Condensed Interim Financial Statements, HIDISA continues operating the hydroelectric complex ensuring the safety of the assets and the supply of energy.

NOTE 21: SYNTHETIC RUBBER PRODUCTION CLOSURE

On July 22, 2026, the Company announced the start of the process to close synthetic rubber production at PGSM. This decision was driven by the sharp decline in the domestic synthetic rubber market over the last few years, resulting from lower activity in the tire industry, which rendered the business no longer viable. The decision was also part of a capital allocation strategy aimed at focusing investments on those businesses where the Company identifies greater opportunities for growth, value creation and positive impact for the country.

Synthetic rubber production fully ceased as of September 2026 and resulted in the termination of 128 employees, out of the Company’s total headcount of 1,972.

As of September 30, 2026, estimated restructuring costs of $ 34,805 million (US$ 24 million) were recorded, which are disclosed within “Other operating expenses” in the statement of profit or loss.

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NOTES TO THE UNAUDITED CONSOLIDATED CONDENSED INTERIM FINANCIAL STATEMENTS (Continuation)
For the nine-month period ended September 30, 2026, presented on comparative basis.
(In millions of Argentine Pesos (“$”))

NOTE 22: DOCUMENTATION SAFEKEEPING

In compliance with CNV General Resolution No. 629/14, the Company informs having sent non-sensitive work papers and information corresponding to the periods not covered by the statute of limitations for their keeping in the Administración de Archivos S.A. (AdeA)’s data warehouse located at Ruta 36, km 34.5, Florencio Varela, Province of Buenos Aires.

A list of the documentation delivered for storage, as well as the documentation provided for in Article 5.a.3) Section I, Chapter V, Title II of the PROVISIONS (2013 regulatory provisions and amending rules), is available at the Company headquarters.

NOTE 23: SUBSEQUENT EVENTS

Subsequent to September 30, 2026 and until the issuance of these Consolidated Condensed Interim Financial Statements, no other relevant events have occurred which may significantly affect them.

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